UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Sanderson Farms, Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                    800013
                                 (CUSIP Number)

                              William R. Sanderson
                               225 N. 13th Avenue
                            Laurel, Mississippi 39440
                                 (601) 649-4030
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 March 21, 2000
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            William R. Sanderson

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) _
            (b) _

3)    SEC USE ONLY


4)    SOURCE OF FUNDS (See Instructions)

            Not applicable.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


                        (7)   SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                  193,845 shares of Common Stock,  $1.00 par value
                              per share ("Common Stock")
OWNED BY
EACH                    (8)   SHARED VOTING POWER
REPORTING
PERSON                        3,380,276 shares of Common Stock
WITH
                        (9)   SOLE DISPOSITIVE POWER

                              185,284 shares of Common Stock

                          (10) SHARED DISPOSITIVE POWER

                              3,388,837 shares of Common Stock

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,582,581 shares of Common Stock

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

            X

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.0%

14)   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

Preliminary Statement

      The Reporting Person files this Schedule 13D to report the developments set forth in Items 5 and 6, and to correct the number of shares previously reported on Schedule 13D as beneficially owned by the Reporting Person.

ITEM 1.  Security and Issuer

      The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of Sanderson Farms, Inc. a Mississippi corporation (the "Company"), whose principal executive offices are located at 225 N. 13th Street, Laurel, Mississippi 39440.

ITEM 2.  Identity and Background.

      (a)   This statement is filed on behalf of William R. Sanderson.

      (b) Mr. Sanderson's address is 225 N. 13th Street, Laurel, Mississippi 39440.

      (c) Mr. Sanderson is the Director of Marketing for the Company and is a member of the Board of Directors of the Company.

      (d) During the last five years, Mr. Sanderson has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Sanderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Sanderson is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration.

      Not applicable.

ITEM 4.  Purpose of Transaction.

      On January 21, 1998, Mr. Sanderson was qualified as a co-executor of his father's estate (the "Estate") and therefore was deemed to have acquired the beneficial ownership of the Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of those shares of Common Stock.

      Mr. Sanderson does not have any plans or proposals that relate to or would result in any of the following actions:

- the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock of the Estate to the heirs and legatees of the decedent. These heirs and legatees are primarily the decedent's four children who include Mr. Sanderson and Joe F. Sanderson, Jr., the co-executors of the Estate;

-     an   extraordinary   corporate   transaction,    such   as   a   merger,
      reorganization or liquidation, involving the Company or any of its subsidiaries;

- a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

- any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

- any material change in the present capitalization or dividend policy of the Company;

- any other material change in the Company's business or corporate structure;

- changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

- causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

-     causing a class of  securities  of the  Company to become  eligible  for
      termination  of  registration   pursuant  to   Section 12(g)(4)  of  the
      Exchange Act; or

-     any action similar to any of those enumerated above.

      Mr. Sanderson is a director of the Company and, as such, participates in deliberations of the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time.

ITEM 5.  Interest in Securities of the Issuer.

      (a) Mr. Sanderson is the beneficial owner of 3,582,581 shares of Common Stock, representing approximately 26.0% of the shares of Common Stock of the Company believed to be outstanding.

      (b) Of the 3,582,581 shares of Common Stock reported herein as beneficially owned by Mr. Sanderson, he is the record owner of 132,150 shares and, as such, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares.

      Mr. Sanderson is the beneficial owner of 8,561 shares allocated to his account in the Company's Employee Stock Option Plan (AESOP@) and has the sole power to vote or to direct the vote of these shares. The trustees of the ESOP share the power to dispose or to direct the disposition of these 8,561 shares.

      Mr. Sanderson may be deemed to be the beneficial owner of 3,229,672 shares as the co-executor of the Estate and, as such, shares with Joe F. Sanderson, Jr., as co-executors, the power to vote or to direct the vote and to dispose or to direct the disposition of these 3,229,672 shares.

      Mr. Sanderson may be deemed to be the beneficial owner of 8,460 shares which are owned of record by his wife, and she has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these 8,460 shares.

      Mr. Sanderson may be deemed to be the beneficial owner of 28,134 shares owned that he owns as custodian for his minor children, and he has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these 28,134 shares.

      Mr. Sanderson may be deemed to be the beneficial owner of 150,604 shares owned of record by a charitable private foundation (the "Foundation") established by his father for which Mr. Sanderson serves as a director and, as such, shares with the other two directors (one of whom is related to Mr. Sanderson and the other of whom is not related to Mr. Sanderson) the power to vote or to direct the vote and to dispose or to direct the disposition of these 150,604 shares.

      Of the 3,582,581 shares reported herein as beneficially owned by Mr. Sanderson, 25,000 represent options to purchase shares of Common Stock that Mr. Sanderson owns pursuant to the Company's stock option plan. These options are currently exercisable at a price that is higher than the market price of the underlying shares.

      Pursuant to Rule 13d-4 of the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of the 3,229,672 shares owned of record by the Estate, the 8,460 shares owned of record by his wife, the 28,134 shares that he owns as custodian for his minor children and the 150,604 shares owned by the Foundation.

      Joe F. Sanderson, Jr.'s business address is 225 N. 13th Street, Laurel, Mississippi 39440. He is the President and Chief Executive Officer of the Company and the Chairman of the Board of Directors of the Company. During the last five years, Joe F. Sanderson, Jr. has not been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Joe F. Sanderson, Jr. is a citizen of the United States.

      (c) During the past sixty days, Mr. Sanderson has not effected any transactions involving the Common Stock of the Company, other than those described in Item 6 and the following:

            On February 29, 2000, Mr. Sanderson purchased an aggregate of 4,278 shares on the open market at a price of $6.9375 per share. He holds these shares as custodian for his minor children.

      (d) The Estate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,229,672 shares owned of record by the Estate and reported herein as beneficially owned by Mr.
Sanderson, and this interest relates to more than 5% of the class of Common Stock outstanding. Mr. Sanderson's wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8,460 shares owned of record by her and reported herein as beneficially owned by Mr. Sanderson, and this interest does not relate to more than 5% of the class of Common Stock outstanding. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 150,604 shares owned of record by it and reported herein as beneficially owned by Mr. Sanderson, and this interest does not relate to more than 5% of the class of Common Stock outstanding. Pursuant to Rule 13d-4, Mr. Sanderson disclaims the beneficial ownership of the shares described in this Item 5(d).

      (e) Not applicable.

ITEM  6.  Contracts,   Arrangements,   Understandings  or  Relationships  With
Respect to Securities of the Issuer.

      Pursuant to a Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association (the "Lender") and the Co-executors of the Estate, solely in their capacities as co-executors, the Estate pledged 3,085,000 of its shares of Common Stock to secure its obligations under the Loan Agreement dated as of March 31, 1999 between the Lender and the Co-executors, solely in their capacities as co-executors. The Loan Agreement pertains to borrowings of $13,500,000, the proceeds of which were used primarily to pay estate taxes.

      On March 6, 2000, the Lender notified the Estate that it was in default under the Loan Agreement because the decline in market value of the Common Stock pledged as collateral for the Loan Agreement had caused the Estate to have insufficient collateral for the loan. Copies of the Loan Agreement and the related Pledge Agreement were filed as exhibits to the Schedule 13D filed by the Reporting Person on December 16, 1999 and are incorporated herein by reference. On March 21, 2000, the Estate paid in full all obligations under the Loan Agreement, using the funds made available under the Credit Agreement described in the following paragraph.

      On March 21, 2000, the Estate borrowed $13,500,000 from Harris Trust and Savings Bank and SunTrust Bank under a Credit Agreement of that date. The entire proceeds were used to pay off the Estate's loan from Bank of America National Trust and Savings Association. The loan under the Credit Agreement is secured by the Estate's pledge of 3,229,672 shares of Common Stock of the Company. The new loan requires that the ratio of the principal amount of the loan, divided by the market value of the pledged Common Stock, not exceed 60%. In making this calculation, the value of the pledged Common Stock is its market value, except that if the market value is less than $5.00 per share the Common Stock is deemed to have no collateral value. In addition, in making this calculation the principal amount of the loan is reduced by any cash collateral held by the banks, and also by the principal amount of any guaranty of the loan that the Company may decide to provide to the banks. The Bank of America loan did not make provision for a guaranty by the Company. If a guaranty is provided by the Company, it will be released at the request of the Estate or the Company if, on the last day of any calendar quarter, the abovementioned ratio is 50% or less. The Estate has agreed to indemnify the Company against any loss from any such guaranty. Upon payment in full of the banks, the Company would succeed to the banks position as pledgee of the Common Stock, and the shares would secure the Estate's obligations to the Company.

      Description of the contents of any document referred to in this Schedule 13D and filed as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith.

ITEM 7.  Material to be Filed as Exhibits.


EXHIBIT 1 Loan Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 1 to Schedule 13D filed by William R. Sanderson on December 16, 1999).

EXHIBIT 2 Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 2 to Schedule 13D filed by William R. Sanderson on December 16, 1999).

EXHIBIT 3 Credit Agreement dated as of March 21, 2000 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and the lenders from time to time party thereto.

EXHIBIT 4 Pledge Agreement dated as of March 21, 2000 by and between Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank, acting as agent thereunder for the lenders identified therein.


SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          /s/William R. Sanderson
                                          ------------------------------------
                                          William R. Sanderson


Dated: April 10, 2000

EXHIBIT 3
==============================================================================




                               CREDIT AGREEMENT




                                    among




           JOE FRANKLIN SANDERSON, JR. AND WILLIAM RAMON SANDERSON,
         not individually but solely as co-executors of the estate of
                       Joe Franklin Sanderson, deceased




                                     and




                        HARRIS TRUST AND SAVINGS BANK
                          Individually and as Agent




                                     and


                 The lenders from time to time parties hereto




                          Dated as of March 21, 2000





==============================================================================

                              TABLE OF CONTENTS
           JOE FRANKLIN SANDERSON, JR. AND WILLIAM RAMON SANDERSON,
         not individually but solely as co-executors of the estate of
                       Joe Franklin Sanderson, deceased
                               CREDIT AGREEMENT
                                                                          PAGE

SECTION 1.        THE CREDIT.................................................1

     Section 1.1. The Term Credit............................................1
     Section 1.2. The Term Notes.............................................2
     Section 1.3. Interest Rates.............................................2
     Section 1.4. Manner of Borrowing and Rate Selection.....................3

SECTION 2.        COLLATERAL.................................................4

     Section 2.1. Borrower's Obligations.....................................4
     Section 2.2. Under Margin -Additional Pledge............................4
     Section 2.3. Application of Cash Collateral.............................5
     Section 2.4. Release of SFI Guaranty....................................5
     Section 2.5. Payment in Full of the Obligations.........................5

SECTION 3.        PREPAYMENTS, TERMINATIONS AND PLACE AND
                  APPLICATION OF PAYMENTS....................................6

     Section 3.1. Prepayments Prohibited.....................................6
     Section 3.2. Place and Application of Payments..........................6

SECTION 4.        DEFINITIONS................................................6


SECTION 5.        REPRESENTATIONS AND WARRANTIES............................11

     Section 5.1. Authority; No Conflict....................................11
     Section 5.2. Financial Information.....................................11
     Section 5.3. Litigation................................................11
     Section 5.4. Collateral................................................11
     Section 5.5. Other Obligations.........................................12
     Section 5.6. Income Taxes..............................................12
     Section 5.7. No Default................................................12
     Section 5.8. Sanderson Farms, Inc. Stock Ownership.....................12
     Section 5.9. Enforceability............................................12

SECTION 6.        CONDITIONS PRECEDENT......................................12

     Section 6.1. Initial Extension of Credit...............................12
     Section 6.2. Each Extension of Credit..................................13

SECTION 7.        COVENANTS.................................................14

     Section 7.1. Use of Proceeds...........................................14
     Section 7.2. Financial Information.....................................14
     Section 7.3. Transfers to Trusts.......................................14
     Section 7.4. Other Debts...............................................14
     Section 7.5. Other Liens...............................................15
     Section 7.6. Notices to Bank...........................................16
     Section 7.7. Compliance with Laws......................................16
     Section 7.8. Perfection of Liens.......................................16
     Section 7.9. Cooperation...............................................16
     Section 7.10.Disposition of Assets.....................................16
     Section 7.11.Termination...............................................18
     Section 7.12.Income Taxes..............................................18

SECTION 8.        EVENTS OF DEFAULT AND REMEDIES............................18

     Section 8.1. Definitions...............................................18
     Section 8.2. Remedies for Non-Bankruptcy Defaults......................19
     Section 8.3. Remedies for Bankruptcy Defaults..........................20

SECTION 9.        CHANGE IN CIRCUMSTANCES REGARDING EURODOLLAR
                  LOANS AND EURODOLLAR PORTIONS.............................20

     Section 9.1. Change of Law.............................................20
     Section 9.2. Unavailability of Deposits or Inability to
                     Ascertain the Adjusted Eurodollar Rate.................21
     Section 9.3. Taxes, Increased Costs and Reduced Return.................21
     Section 9.4. Funding Indemnity.........................................22
     Section 9.5. Lending Branch............................................22
     Section 9.6. Discretion of Bank as to Manner of Funding................23

SECTION 10.       THE AGENT.................................................23

     Section 10.1.Appointment and Powers....................................23
     Section 10.2.Powers....................................................23
     Section 10.3.General Immunity..........................................23
     Section 10.4.No Responsibility for Loans, Recitals, etc................23
     Section 10.5.Right to Indemnity........................................23
     Section 10.6.Action Upon Instructions of Banks.........................24
     Section 10.7.Employment of Agents and Counsel..........................24
     Section 10.8.Reliance on Documents; Counsel............................24
     Section 10.9.May Treat Payee as Owner..................................24
     Section 10.10.  Agent's Reimbursement..................................24
     Section 10.11.  Rights as a Lender.....................................24
     Section 10.12.  Bank Credit Decision...................................25
     Section 10.13.  Resignation of Agent...................................25
     Section 10.14.  Duration of Agency.....................................25
     Section 10.15.  Removal of Agent.......................................25

SECTION 11.       MISCELLANEOUS.............................................25

     Section 11.1.Amendments and Waivers....................................25
     Section 11.2.Waiver of Rights..........................................26
     Section 11.3.Several Obligations.......................................26
     Section 11.4.Non-Business Day..........................................26
     Section 11.5.Survival of Indemnities...................................27
     Section 11.6.Documentary Taxes.........................................27
     Section 11.7.Representations...........................................27
     Section 11.8.Notices...................................................27
     Section 11.9.Costs and Expenses........................................27
     Section 11.10.  Counterparts...........................................28
     Section 11.11.  Successors and Assigns; Governing Law; Entire
                     Agreement..............................................28
     Section 11.12.  No Joint Venture.......................................28
     Section 11.13.  Severability...........................................28
     Section 11.14.  Table of Contents and Headings.........................28
     Section 11.15.  Sharing of Payments....................................28
     Section 11.16.  Waiver of Jury Trial...................................29
     Section 11.17.  Participants...........................................29
     Section 11.18.  Assignment Agreements..................................29
     Section 11.19.  Confidentiality........................................30
     Section 11.20.  Adjustment of Number of Shares.........................30
     Section 11.21.  Borrower...............................................30

Signature Page..............................................................31

Exhibit A   Term Loan Note

           JOE FRANKLIN SANDERSON, JR. AND WILLIAM RAMON SANDERSON,
         NOT INDIVIDUALLY BUT SOLELY AS CO-EXECUTORS OF THE ESTATE OF
                       JOE FRANKLIN SANDERSON, DECEASED
                               CREDIT AGREEMENT



Harris Trust and Savings Bank
Chicago, Illinois

The Lenders from time to time parties hereto

SunTrust Bank
Atlanta, Georgia

Ladies and Gentlemen:

      The undersigned, JOE FRANKLIN SANDERSON, JR. AND WILLIAM RAMON SANDERSON, not individually but solely as co-executors of the estate of Joe Franklin Sanderson, Deceased (the "Borrower"), applies to you for your several commitments, subject to all the terms and conditions hereof and on the basis of the representations and warranties hereinafter set forth, to make a term credit (the "Term Credit") available to the Borrower, all as more fully hereinafter set forth. Each of you is hereinafter referred to individually as "Bank" and collectively as "Banks." Harris Trust and Savings Bank in its individual capacity is sometimes referred to herein as "Harris," and in its capacity as Agent for the Banks is hereinafter in such capacity called the "Agent."

SECTION 1.     THE CREDIT.

   Section 1.1. The Term Credit. (a) Subject to all of the terms and conditions hereof, the Banks agree, severally and not jointly, to make term loans (individually a "Term Loan" and collectively the "Term Loans") to the Borrower during the period commencing on the date of this Agreement and ending on March 22, 2000, at which time the Term Credit Commitments shall expire, time being of the essence. The respective maximum aggregate principal amount and the percentage of the Term Credit which each Bank by its acceptance hereof severally agrees to make available to the Borrower are as follows (collectively, the "Term Credit Commitments" and individually, a "Term Credit Commitment"):

Harris Trust and Savings Bank                     $6,750,000               50%
SunTrust Bank                                     $6,750,000               50%

Total                                            $13,500,000              100%

The Term Loans shall be made concurrently by the Banks pro rata in accordance with their respective Commitment Percentages. Only one borrowing may be made under the Term Credit Commitments and any part of the Term Credit Commitments not borrowed shall automatically terminate on the date the Borrower obtains any Term Loans hereunder.

     (b) The proceeds of the Term Loans hereunder shall be applied to the payment in full of all the Borrower's indebtedness, obligations and liabilities under the Existing Agreement.

   Section 1.2. The Term Notes. The Term Loan made by each Bank shall be evidenced by a Term Note of the Borrower substantially in the form of Exhibit A hereto (individually, a "Term Note" or "Note" and together, the "Term Notes" or "Notes") payable to the order of such Bank in the principal amount of such Term Loan. Each Term Note shall be expressed to mature in twenty (20) quarterly installments of principal commencing on April 1, 2001, and continuing on the first day of each July, October, January and April thereafter to and including January 1, 2006, with the aggregate amount of each such installment to be as follows: each of the first four installments to be in the aggregate amount of $250,000 and each of the remaining installments each to be in the aggregate amount of $781,250, with the amount of each installment due on the Term Note held by each Bank to be equal to such Bank's Commitment Percentage of each such aggregate amount.

   Section 1.3. Interest Rates. (a) Portions of the outstanding principal amount of the Term Loans (all of the principal amount of the Term Loans bearing interest at the same rate for the same period of time being hereinafter referred to as a "Portion") may, at the Borrower's option, bear interest with reference to the Domestic Rate (the "Domestic Rate Portions") or the Adjusted Eurodollar Rate (the "Eurodollar Portions"), and Portions may be converted from time to time from one basis to another. Each Domestic Rate Portion shall be in a minimum amount of $500,000 or any greater amount that is an integral multiple of $100,000 and each Eurodollar Portion shall be in a minimum amount of $1,000,000 or any greater amount that is an integral multiple of $100,000

     (b) Domestic Rate. Each Domestic Rate Portion shall bear interest (computed on the basis of a year of 365 days and actual days elapsed) on the unpaid principal amount thereof from the date such Portion is made until maturity (whether by acceleration, upon prepayment or otherwise) at a rate per annum equal to the Domestic Rate from time to time in effect, payable quarterly in arrears on the last day of each calendar quarter, commencing on March 31, 2000, and continuing on the last day of each June, September, December and March thereafter and at maturity (whether by acceleration, upon prepayment or otherwise).

     (c) Eurodollar Rate. Each Eurodollar Portion shall bear interest (computed on the basis of a year of 360 days and actual days elapsed) on the unpaid principal amount thereof from the date such Portion is made or created until the last day of the Interest Period applicable thereto or, if earlier, until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the Applicable Eurodollar Margin plus the Adjusted Eurodollar Rate, payable on the last day of each Interest Period applicable thereto and at maturity (whether by acceleration or otherwise) and, with respect to any Eurodollar Portion with an Interest Period in excess of three months, on the date occurring every date which is three months after the date such Portion is made or created; provided that if on the last day of the Interest Period applicable to any Eurodollar Portion the Borrower does not pay such Portion, such Portion shall automatically become a Domestic Rate Portion as of the day immediately following the last day of the Interest Period applicable thereto.

     (d) Default Rate. During the existence of any Event of Default, the Term Loans outstanding hereunder shall bear interest (computed on the basis of a year of 365 days and actual days elapsed) payable on demand, at a rate per annum equal to:

            (i) with respect to any Domestic Rate Portion, the sum of 2% plus the Domestic Rate from time to time in effect; and

           (ii) with respect to any Eurodollar Portion, the sum of 2% plus the rate of interest in effect thereon at the time of such default until the end of the Interest Period then applicable thereto, and, thereafter, at a rate per annum equal to the sum of 2% plus the Domestic Rate from time to time in effect.

     (e) Additional Interest. Notwithstanding any provision of this Agreement or any other Loan Document to the contrary, in the event that the aggregate amount of all interest on the Term Loans payable by the Borrower hereunder in any calendar year (the "Actual Amount") would be less than an amount (the "Minimum Amount") equal to the interest that would have accrued on the Term Loans at a per annum rate of 7.64% (computed on the basis of a year of 360 days and actual days elapsed) during such year, the Borrower shall pay to the Agent for the benefit of the Banks additional interest on the Term Loans in an aggregate amount equal to the difference between the Actual Amount and the Minimum Amount, with the amount of such additional interest due on the Term Note held by each Bank to be equal to such Bank's Commitment Percentage of such additional interest. The Borrower shall pay any additional interest payable pursuant to this section for any calendar year no later than the last Business Day of January following such calendar year, all without notice or demand from the Bank.

   Section 1.4. Manner of Borrowing and Rate Selection. (a) The Borrower shall give telephonic, telex or telecopy notice to the Agent (which notice, if telephonic, shall be promptly confirmed in writing) no later than (i) 11:00 a.m. (Chicago time) on the date the Banks are requested to make (x) each Domestic Rate Portion and (y) the conversion of any Eurodollar Portion into a Domestic Rate Portion and (ii) 11:00 a.m. (Chicago time) on the date at least three (3) Banking Days prior to the date of (x) each Eurodollar Portion which the Banks are requested to make and (y) the conversion of any Domestic Rate Portion into a Eurodollar Portion. Each such notice shall specify the date of the Portion requested (which shall be a Business Day in the case of Domestic Rate Portions and a Banking Day in the case of a Eurodollar Portion), the amount of such Portion or the amount to be converted, as the case may be, whether the Portion is to be made available by means of a Domestic Rate Portion or Eurodollar Portion and, with respect to Eurodollar Portions, the Interest Period applicable thereto. The Borrower agrees that the Agent may rely on any such telephonic, telex or telecopy notice given by any person who the Agent reasonably believes is an executor or co-executor of the Borrower without the necessity of independent investigation and in the event any notice by such means conflicts with the written confirmation, such notice shall govern if any Bank has acted in good faith reliance thereon. The Agent shall, on the day any such notice is received by it, give prompt telephonic, telex or telecopy (if telephonic, to be confirmed in writing within one Business Day) notice of the receipt of notice from the Borrower hereunder to each of the Banks, and, if such notice requests the Banks to make or effect by conversion any Eurodollar Portion, the Agent shall confirm to the Borrower by telephonic, telex or telecopy means, which confirmation shall be conclusive and binding on the Borrower in the absence of manifest error, the Interest Period and the interest rate applicable thereto promptly after such rate is determined by the Agent.

     (b) Subject to the provisions of Section 6 hereof, the proceeds of each Term Loan shall be made available to the Borrower at the principal office of the Agent in Chicago, Illinois, in immediately available funds, on the date such Term Loan is requested to be made by crediting the Borrower's account maintained with the Agent in Chicago, Illinois. Not later than 3:00 p.m. Chicago time, on the date specified for any Term Loan to be made hereunder, each Bank shall make its portion of such Term Loan available to the Borrower in immediately available funds at the principal office of the Agent.

     (c) Unless the Agent shall have been notified by a Bank prior to the date of a Term Loan to be made by such Bank (which notice shall be effective upon receipt) that such Bank does not intend to make the proceeds of such Term Loan available to the Agent, the Agent may assume that such Bank has made such proceeds available to the Agent on such date and the Agent may in reliance upon such assumption (but shall not be required to) make available to the Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Agent by such Bank, the Agent shall be entitled to receive such amount on demand from such Bank (or, if such Bank fails to pay such amount forthwith upon such demand, to recover such amount, together with interest thereon at the rate otherwise applicable thereto under Section 1.3 hereof, from the Borrower) together with interest thereon in respect of each day during the period commencing on the date such amount was made available to the Borrower and ending on the date the Agent recovers such amount, at a rate per annum equal to the effective rate charged to the Agent for overnight Federal funds transactions with member banks of the Federal Reserve System for each day, as determined by the Agent (or, in the case of a day which is not a Business Day, then for the preceding Business Day) (the "Fed Funds Rate"). Nothing in this Section 1.4(c) shall be deemed to permit any Bank to breach its obligations to make Term Loans under this Agreement or to limit the Borrower's claims against any Bank for such breach.

SECTION 2.     COLLATERAL.

   Section 2.1. Borrower's Obligations. The Borrower's obligations to the Agent and the Banks under this Agreement and the other Loan Documents will be secured by the shares of the common stock (the "Securities") of Sanderson Farms, Inc. referred to in the Pledge Agreement, dated the date hereof (the "Pledge Agreement"), between the Borrower and the Agent for the benefit of the Banks and may also be secured by cash or cash equivalents pursuant to the terms of the Security Agreement (Deposit Accounts), dated the date hereof (the "Security Agreement") by the Borrower in favor of the Agent for the benefit of the Banks and any other collateral security mutually acceptable to the Borrower and the Banks.

   Section 2.2. Under Margin - Additional Pledge. If for any reason, including a decline in the Market Value of the Securities, the ratio (the "Loan-to-Value Ratio") of (i) the remainder of (x) the unpaid principal amount of the Term Loans, minus (y) the sum of (A) the amount of any Cash Collateral provided to the Agent and securing the obligations of the Borrower with respect to the principal of the Term Loans, and (B) if an SFI Guaranty has been executed and delivered and is in effect, the principal amount of the Term Loans guaranteed by Sanderson Farms, Inc. pursuant to such SFI Guaranty, to (ii) the Market Value of the Securities, exceeds 60%, the Borrower will notify the Agent that the Borrower is under margin. Within five Business Days of the giving of any such notice to the Agent, the Borrower will cause the Loan-to-Value Ratio to be reduced to 50% by either (i) with the consent of the Agent, making a payment on the Term Loans in the amount of the shortfall, or (ii) pledging to the Agent for the benefit of the Banks additional Collateral that is acceptable to the Agent in its sole discretion exercised in a commercially reasonable manner. It is acknowledged by the Banks that the common stock of Sanderson Farms, Inc. and cash or cash equivalents are acceptable Collateral. "Market Value" means, to the extent quotations are available, the closing sale price of the Securities on the preceding Business Day as appearing on any regularly published reporting or quotation service or, if there is no closing sale price, any reasonable estimate used by the Borrower or the Agent in accordance with sound banking practices; provided, however, that any equity Securities having a closing sale price of less than $5 per share or unit shall be deemed to have a Market Value of zero dollars ($0).

   Section 2.3. Application of Cash Collateral. In the event that at any time the Borrower has provided to the Agent Cash Collateral for the Term Loans, as provided in Sections 2.2 and 7.10, provided that no Event of Default has occurred and is continuing and that after giving effect to any such application the 50% Loan to Value Ratio required by Section 2.2 is maintained, upon the request of the Borrower the Banks will permit the application of such Cash Collateral to regularly scheduled principal installments of the Term Loans or to the principal or interest installments or payments on the Term Loans, as the case may be.

   Section 2.4. Release of SFI Guaranty. In the event that as of the last day of any calendar quarter the Loan-to-Value Ratio is equal to or below 50%, provided that no Event to Default has occurred and is continuing and that immediately preceding and after giving effect to any such release the Loan to Value Ratio required by Section 2.2 shall be equal to or below 50%, upon the request of the Borrower or Sanderson Farms, Inc. the Agent and the Banks will release Sanderson Farms, Inc. from its obligations to them under such SFI Guaranty.

   Section 2.5. Payment in Full of the Obligations. If an SFI Guaranty has been executed and delivered to the Agent and the Banks and Sanderson Farms, Inc. has made any payment to the Agent or the Banks pursuant to such SFI Guaranty, the Agent and the Banks agree that upon the payment in full of all of the Borrower's indebtedness, obligations and liabilities to the Agent and the Banks under this Agreement, the Term Notes and the other Loan Documents, the Agent and the Banks will assign to Sanderson Farms, Inc., without recourse, representation or warranty of any nature whatsoever, all of their rights, title and interest in, to and under this Agreement, the Term Notes, the Security Agreement, the Pledge Agreement and all of the collateral security provided thereunder. The Borrower hereby irrevocably consents to such assignment and transfer by the Agent and the Banks to Sanderson Farms, Inc. pursuant to this section.

SECTION 3.     PREPAYMENTS, TERMINATIONS AND PLACE AND APPLICATION OF
               PAYMENTS.

Section 3.1. Prepayments Prohibited. (a) The Borrower may not prepay the outstanding principal amount of the Term Notes in full or in part.

     (b) Prepayment Fee. In the event that the Borrower prepays the Term Notes in violation of subsection (a) above for any reason, such prepayment will be accompanied by payment of all accrued interest on the amount prepaid, plus an amount equal to the amount of interest that would have otherwise been paid on the portion of the Term Notes so prepaid through and including April 1, 2006. Such interest rate shall not be less than the interest rate specified in Section 1.3(e) above.

   Section 3.2. Place and Application of Payments. All payments of principal and interest made by the Borrower in respect of the Notes and all fees payable by the Borrower hereunder, shall be made to the Agent at its office at 111 West Monroe Street, Chicago, Illinois, 60690 and in immediately available funds, prior to 12:00 noon on the date of such payment. Any payments received after 12:00 noon Chicago time (or after such later time as the Banks may otherwise direct) shall be deemed received upon the following Business Day. The Agent shall remit to each Bank its proportionate share of each payment of principal, interest and fees, received by the Agent, on the same Business Day on which such payment is received before 12:00 noon, Chicago time, or is deemed to have been received by the Agent. In the event the Agent does not remit any amount to any Bank when required by the preceding sentence, the Agent shall pay to such Bank interest on such amount until paid at a rate per annum equal to the Fed Funds Rate. The Borrower hereby authorizes the Agent to automatically debit its account with Harris for any principal, interest and fees when due under the Notes or this Agreement and to transfer the amount so debited from such account to the Agent for application as herein provided, but the Agent shall give prompt telephonic notice thereof to the Borrower.

SECTION 4.     DEFINITIONS.

      The terms hereinafter set forth when used herein shall have the following meanings:

      "Adjusted Eurodollar Rate" means a rate per annum determined pursuant to the following formula:

      Adjusted Eurodollar Rate     =             Eurodollar Rate
                                            ---------------------------
                                            100% - Reserve Percentage

      "Agent" is defined in the first paragraph of this Agreement.

      "Agreement" shall mean this Credit Agreement as supplemented and amended from time to time.

      "Applicable Eurodollar Margin" with respect to Eurodollar Portions shall each mean the rate specified for such obligation below in Levels I, II, III and IV for the range of Loan to Value Ratio specified for each Level:


            -------------------------------------------------------------------
                                  LEVEL I   LEVEL II     LEVEL III   LEVEL IV


            Loan-to-Value Ratio     35%  >35% and 45%  >45% and 55%    >55%


            Eurodollar Margin      1.25%     1.50%          1.75%      2.00%
            -------------------------------------------------------------------

      Not later than ten (10) Business Days after receipt by the Banks of the calculations called for by Section 7.2(d) hereof for the applicable month, or the notice called for by Section 7.2(e), the Agent shall determine the Loan to Value Ratio for the applicable period and shall promptly notify the Borrower of such determination and of any change in the Applicable Eurodollar Margin resulting therefrom. Any such change in the Applicable Eurodollar Margins shall be effective as of the date the Agent so notifies the Borrower with respect to all Eurodollar Portions outstanding on such date, and such new Applicable Eurodollar Margin shall continue in effect until the effective date of the next redetermination in accordance with this Section. Each determination of the Loan-to-Value Debt Ratio and Applicable Eurodollar Margins by the Agent in accordance with this Section shall be conclusive and binding on the Borrower absent manifest error. From the date hereof until the Applicable Eurodollar Margins are first adjusted pursuant hereto, the Applicable Eurodollar Margins shall be those set forth in Level __ above.

      "Bank" and "Banks" shall have the meanings specified in the first paragraph of this Agreement.

      "Banking Day" shall mean a day on which banks are open for business in Nassau, Bahamas, London, England and Chicago, Illinois, other than a Saturday or Sunday, and dealing in United States Dollar deposits in London, England and Nassau, Bahamas.

      "Borrower" shall have the meaning specified in the first paragraph of this Agreement.

      "Business Day" shall mean any day except Saturday or Sunday on which banks are open for business in Chicago, Illinois.

      "Cash Collateral" shall mean cash or cash equivalents in which the Borrower has granted to the Agent a first priority security interest as Collateral for the Term Loans.

      "Change in Law" shall have the meaning specified in Section 9.3 hereof.

      "Collateral" shall mean any and all collateral security for the Borrower's indebtedness, obligations and liabilities to the Agent and the Banks under this Agreement and the other Loan Documents.

      "Commitment   Percentage"   shall   have  the   meaning   specified   in
Section 1.1(a) hereof.

      "Domestic Rate" means for any day the rate of interest announced by Harris from time to time as its prime commercial rate in effect on such day, with any change in the Domestic Rate resulting from a change in said prime commercial rate to be effective as of the date of the relevant change in said prime commercial rate (the "Harris Prime Rate"), provided that if the rate per annum determined by adding 0.5% to the rate at which Harris would offer to sell federal funds in the interbank market therefor on or about 10:00 a.m. (Chicago time) on any day (the "Adjusted Fed Funds Rate") shall be higher than the Harris Prime Rate on such day, the Domestic Rate for such day and for any immediately succeeding day(s) which is not a Business Day shall be such Adjusted Fed Funds Rate. The determination of the Adjusted Fed Funds Rate by Harris shall be final and conclusive provided Harris has acted in good faith in connection therewith.

      "Domestic Rate Portion" means a Portion of a Term Loan which bears interest as provided in Section 1.3(c) hereof.

      "Estate" means the estate of Joe Franklin Sanderson, deceased.

      "Eurodollar Portion" means a Portion of a Term Loan which bears interest as provided in Section 1.3(b) hereof.

      "Eurodollar Rate" shall mean for each Interest Period applicable to a Eurodollar Loan or Eurodollar Portion, (a) the LIBOR Index Rate for such Interest Period, if such rate is available, and (b) if the LIBOR Index Rate cannot be determined, the arithmetic average of the rates of interest per annum (rounded upwards, if necessary, to nearest 1/100 of 1%) at which deposits in U.S. dollars in immediately available funds are offered to the Agent at 11:00 a.m. (London, England time) two (2) Banking Days before the beginning of such Interest Period by three (3) or more major banks in the interbank eurodollar market for a period equal to such Interest Period and in an amount equal or comparable to the principal amount of the Eurodollar Loan or Eurodollar Portion scheduled to be made by the Agent during such Interest Period.

      "Event of Default" shall mean any event or condition identified as such in
Section 8.1 hereof.

      "Existing Agreement" shall mean the Credit Agreement dated as of March 31, 1999 between the Borrower and Bank of America National Trust and Savings Association.

      "Exposure" shall mean, as to any Bank, such Bank's outstanding principal amount, if any, of its Term Loan.

      "Fed Funds Rate" shall have the meaning specified in Section 1.4(c) hereof.

      "Harris" shall have the meaning specified in the first paragraph of this Agreement.

      "Interest Period" shall mean with respect to any Eurodollar Portion, the period used for the computation of interest commencing on the date the relevant Eurodollar Portion is made, continued or effected by conversion and concluding on the date one, two, three or six months thereafter as selected by the Borrower in its notice as provided herein, provided that all of the foregoing provisions relating to Interest Periods are subject to the following:

            (i) if any Interest Period would otherwise end on a day which is not a Banking Day, that Interest Period shall be extended to the next succeeding Banking Day, unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Banking Day;

           (ii) no Interest Period may extend beyond the final maturity date of the Notes;

          (iii) the interest rate to be applicable to each Eurodollar Portion for each Interest Period shall apply from and including the first day of such Interest Period to but excluding the last day thereof; and

           (iv) no Interest Period may be selected if after giving effect thereto the Borrower will be unable to make a principal payment scheduled to be made during such Interest Period without paying part of a Eurodollar Portion on a date other than the last day of the Interest Period applicable thereto.

For purposes of determining an Interest Period, a month means a period starting on one day in a calendar month and ending on a numerically corresponding day in the next calendar month, provided, however, if an Interest Period begins on the last day of a month or if there is no numerically corresponding day in the month in which an Interest Period is to end, then such Interest Period shall end on the last Banking Day of such month.

      "LIBOR Index Rate" shall mean, for any Interest Period applicable to a Eurodollar Portion, the rate per annum (rounded upwards, if necessary, to the next higher one hundred-thousandth of a percentage point) for deposits in U.S. Dollars for a period equal to such Interest Period, which appears on the Telerate Page 3750 as of 11:00 a.m. (London, England time) on the day two Banking Days before the commencement of such Interest Period.

      "Loan Documents" shall mean this Agreement and any and all exhibits hereto, the Term Notes, the Security Agreement and the Pledge Agreement.

      "Note" and "Notes" shall have the meanings specified in Section 1.2.

      "Person" shall mean and include any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, institution, entity, party or government (whether national, federal, state, county, city, municipal, or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

      "Pledge Agreement" shall have the meaning specified in Section 2.1.

      "Portion" shall have the meaning specified in Section 1.3(a) hereof.

      "Potential Default" shall mean any event or condition which, with the lapse of time, or giving of notice, or both, would constitute an Event of Default.

      "Property" shall mean all assets and properties of any nature whatsoever, whether real or personal, tangible or intangible.

      "Required Banks" shall mean any Bank or Banks in the aggregate having 66 2/3% of the Term Credit Commitments or, if the Term Credit Commitments have terminated or expired, any Bank or Banks which in the aggregate hold 66 2/3% of the aggregate unpaid principal balance of the Term Loans.

      "Reserve Percentage" means the daily arithmetic average maximum rate at which reserves (including, without limitation, any supplemental, marginal and emergency reserves) are imposed on member banks of the Federal Reserve System during the applicable Interest Period by the Board of Governors of the Federal Reserve System (or any successor) under Regulation D on "eurocurrency liabilities" (as such term is defined in Regulation D), subject to any amendments of such reserve requirement by such Board or its successor, taking into account any transitional adjustments thereto. For purposes of this definition, the Eurodollar Loans and Eurodollar Portions shall be deemed to be Eurocurrency liabilities as defined in Regulation D without benefit or credit for any prorations, exemptions or offsets under Regulation D.

      "Security Agreement" shall have the meaning specified in Section 2.1 hereof.

      "SFI Guaranty" shall mean a guaranty of payment of certain of the Borrower's indebtedness, obligations and liabilities to the Agent and the Banks under the Loan Documents executed and delivered by Sanderson Farms, Inc. to the Agent and the Banks in the form of Exhibit B attached hereto (with appropriate insertions), provided that the guarantor's liability thereunder may be limited to less than all of the principal amount of the Term Loans, plus in each case all interest accrued and to accrue on such principal amount of the Term Loans and all fees, costs and expenses paid or incurred by the Agent and the Banks in enforcing such guaranty, and provided further that the Agent for the benefit of the Banks shall have received:

            (a)...copies, certified by the secretary or assistant secretary of Sanderson Farms, Inc., of resolutions of the board of directors of Sanderson Farms, Inc. authorizing the execution and delivery of such guaranty and the performance by Sanderson Farms, Inc. of its obligations thereunder;

            (b)...a certificate of the secretary or assistant secretary of Sanderson Farms, Inc. as to the incumbency and signatures of the officer's of Sanderson Farms, Inc. authorized to execute and deliver such guaranty;

            (c)...the   opinion   of   counsel  to   Sanderson   Farms,   Inc.
      substantially in the form of Exhibit C attached hereto; and

            (d)...such other instruments and documents as the Banks may reasonably request.

      "Telerate Page 3750" shall mean the display designated as "Page 3750" on the Telerate Service (or such other page as may replace Page 3750 on that service or such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying British Bankers' Association Interest Settlement Rates for U.S. Dollar deposits).

      "Term Loan" and "Term Loans" shall have the meanings specified in Section 1.1(a) hereof.

      "Term Note" and "Term Notes" shall have the meanings  specified in Section
1.2 hereof.

SECTION 5.     REPRESENTATIONS AND WARRANTIES.

      The Borrower represents and warrants to the Banks as follows:

   Section 5.1. Authority; No Conflict. The Borrower has full right, power and authority to enter into this Agreement and the other Loan Documents, make the borrowings herein provided for and encumber its assets as collateral security therefor, to execute and issue the Notes in evidence thereof, and to perform its obligations under the Loan Documents; and the Borrower's execution of this Agreement and the other Loan Documents does not, nor does the performance or observance by the Borrower of any of the matters or things provided for in this Agreement and the other Loan Documents, contravene any provision of law or any covenant, indenture or agreement of or judgment, order or decree applicable to or affecting the Borrower or any of its Property.

   Section 5.2. Financial Information. The financial and other information heretofore delivered to the Agent, including the Borrower's financial statements as of __________, is sufficiently complete to give the Banks accurate knowledge of the Borrower's financial condition, including all material contingent liabilities, and is in compliance with all applicable government regulations and requirements. Since said date of __________ there has, through the date of this Agreement, been no material adverse change in the Borrower's financial condition or its ability to repay the Term Loans, other than any such change that resulted from a decrease in the market value of common stock of Sanderson Farms, Inc.

   Section 5.3. Litigation. Except as otherwise disclosed to the Banks in writing prior to the date hereof, there is no known litigation, or governmental proceeding pending, nor to the best knowledge of the Borrower threatened, against the Borrower which, if adversely determined could reasonably be expected to result in any material adverse change in the financial condition of the Borrower or to impair the Borrower's ability to repay the Term Loans. The Banks acknowledge that the Borrower has disclosed that inchoate liens may exist against the Borrower's Property for state and federal estate taxes until such taxes are paid.

   Section 5.4. Collateral. All Collateral required by this Agreement is owned by the Borrower free of any title defects or any liens or interests of others, except as disclosed in writing to the Banks. It is acknowledged by the Banks that the Borrower has disclosed to the Banks that inchoate liens may exist against the property of the Borrower for state and Federal estate taxes until such taxes are paid.

   Section 5.5. Other Obligations. As of the date of this Agreement, the Borrower is not in default on any obligations for borrowed money, any purchase money obligation or any material lease, commitment, contract, instrument or obligation, other than any Potential Default under the Existing Agreement arising from the Borrower's failure to comply with the loan-to-value requirements of the Existing Agreement.

   Section 5.6. Income Taxes. As of the date of this Agreement, (a) the Borrower has filed (or has obtained extension of the due date from the applicable authorities) all tax returns required to be filed and has paid, or made adequate provisions for the payment of, all taxes due and payable pursuant to such returns and pursuant to any assessments made against the Borrower or any of the Borrower's Property, (b) no tax liens have been filed and no material claims are being asserted with respect to any such taxes, and (c) the Borrower is not aware of any proposed assessment or adjustment for additional taxes (or any basis for any such assessment) which might be material to the Borrower, except that the Borrower has been informed by the Internal Revenue Service that the Estate's tax return may be audited.

   Section 5.7. No Default. No Potential Default or Event of Default is existing under this Agreement.

   Section 5.8. Sanderson Farms, Inc. Stock Ownership. As of the date of this Agreement, the Borrower owns not less than 3,229,672 shares of the common stock of Sanderson Farms, Inc.

   Section 5.9. Enforceability. This Agreement and the other Loan Documents are the legal, valid and binding agreements of the Borrower, enforceable against it in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws or judicial decisions for the relief of debtors or the limitation of creditors' rights generally; and any equitable principles relating to or limiting the rights of creditors generally or any equitable remedy which may be granted to cure any defaults.

SECTION 6.     CONDITIONS PRECEDENT.

      The obligation of the Banks to make any Term Loan pursuant hereto shall be subject to the following conditions precedent:

   Section 6.1. Before Extension of Credit. Prior to making the Term Loans hereunder, the Borrower shall have delivered to the Agent for the benefit of the Banks in sufficient counterparts or copies for distribution to the Banks:

            (a)   the Term Notes;

            (b) the Pledge Agreement providing for the pledge by the Borrower to the Agent for the benefit of the Banks of 3,229,672 shares of the common stock of Sanderson Farms, Inc., together with stock certificates representing such shares and undated blank stock powers therefor;

            (c) the Security Agreement providing for the grant of a security interest by the Borrower to the Agent for the benefit of the Banks in the money market account or accounts or certificates of deposit of the Borrower described therein;

            (d) evidence that the execution and delivery and performance by the Borrower of this Agreement and the other Loan Documents have been duly authorized;

            (e) evidence that security interests and liens in favor of the Agent for the benefit of the Banks are valid, enforceable, and prior to all others' rights and interests, except those the Banks consent to in writing;

            (f) a certificate of the co-executors of the Borrower concerning such matters as the Agent may reasonably require, together with a copy of the evidence of the appointment and authority of the co-executors of the Borrower;

            (g) a written opinion from the Borrower's legal counsel, Butler, Snow, O'Mara, Stevens & Cannada, PLLC, covering such matters as the Banks may require, the terms of the opinion to be acceptable to the Banks;

            (h) federal Reserve Form U-1 executed by the Borrower;

            (i) an order from the Chancery Court of the Second Judicial District of Jones County, Mississippi (a) authorizing the Term Loans, and (b)
      finding that the Term Loans were necessarily incurred in the administration of the Estate of Joe Franklin Sanderson, Deceased; and

            (j) any other items that the Banks reasonably require.

   Section 6.2. Extension of Credit. As of the time of the making of the Term Loans hereunder:

            (a) each of the representations and warranties set forth in Section 5 hereof shall have been true and correct in all material respects; and

            (b) after giving effect to the Borrower's application of the proceeds of the Term Loans hereunder, no Potential Default or Event of Default shall have occurred and be continuing;

and the request by the Borrower for any Term Loan pursuant hereto shall be and constitute a warranty to the foregoing effects.

SECTION 7.     COVENANTS.

      It is understood and agreed that so long as credit is in use or available under this Agreement or any amount remains unpaid on any Note, except to the extent compliance in any case or cases is waived in writing by the Required
Banks:

   Section 7.1. Use of Proceeds. The Borrower shall use the proceeds of the Term Loans only to repay the Borrower's indebtedness under the Existing Agreement.

   Section 7.2. Financial Information. The Borrower shall provide the following financial information and statements in form and content acceptable to the Banks and such additional information as reasonably requested by the Banks from time to time:

            (a) The Borrower's annual audited financial statements in form reasonably satisfactory to the Banks by February 15 of each year;

            (b) The Borrower's quarterly financial statements in form reasonably satisfactory to the Bank within 30 days after the end of each calendar quarter;

            (c) Copies of the Borrower's federal income tax return (with all forms K-1 attached), within 30 days of filing, and, if requested by any Bank, copies of any extensions of the filing date;

            (d) No later than 5 days after the last day of each month, a calculation in reasonable detail of the Loan to Value Ratio as of the last day of such month, certified by the Borrower; and

            (e) Immediately upon becoming aware that the Loan to Value Ratio has changed such that the Applicable Eurodollar Margin would change from one Level to another, notice to the Agent of such change in the Loan to Value Ratio and a calculation thereof in reasonable detail.

   Section 7.3. Transfers to Trusts. The Borrower shall not transfer any of the Borrower's assets to a trust, except for transfers permitted by Section 7.10, which permitted transfers may include transfers to the Joe Frank and Ann Sanderson Family Trust established pursuant to the Last Will and Testament of Joe Franklin Sanderson.

   Section 7.4. Other Debts. The Borrower shall not have outstanding or incur any direct or contingent liabilities or lease obligations (other than those under the Loan Documents), or become liable for the liabilities of others, without the Required Banks' written consent. This does not prohibit:

            (a) Liabilities for, and debt incurred by the Borrower to pay, estate taxes which are in excess of the amounts currently estimated to be due from the Borrower as disclosed in writing to the Banks and which are due and payable;

            (b) Debt not exceeding $250,000 in aggregate principal amount at any time outstanding incurred to provide for the payment of operating costs of the property known as Pine Lane Ranch owned by the Joe Frank Sanderson Family Limited Partnership;

            (c) Liabilities for administration expenses of the Estate (as defined below) including, but not limited to, fees and expenses of attorneys, accountants and other professionals and income and capital gains taxes and liabilities incurred in the ordinary course in connection with the maintenance or sale of the assets of the Estate;

            (d) Liabilities for income taxes which are not yet due and payable;

            (e)   Contingent liabilities permitted by this Agreement; and

            (f) At any time from and during the period that the Borrower has provided to the Agent for the benefit of the Banks Cash Collateral in an amount equal to the sum (the "Principal and Interest Cash Collateral Requirement") of (i) the outstanding principal balance of the Term Loans, plus (ii) the present value (as determined by the Agent using a commercially reasonable discount rate acceptable to the Agent) of the remaining interest payments on the Term Loans through and including April 1, 2006, additional debt for borrowed money without limitation.

   Section 7.5. Other Liens. The Borrower shall not create, assume, or allow any security interest or lien (including judicial liens) on Property the Borrower now or later owns, except:

            (a) Mortgages or deeds of trust and security agreements in favor of the Agent for the benefit of the Banks;

            (b) Liens for state and federal estate taxes and income taxes not yet due;

            (c) Liens on assets of the Borrower which are not subject to a security interest in favor of the Agent for the benefit of the Banks and which secure indebtedness permitted by Section 7.4;

            (d) Liens limited to the Pine Lane Ranch assets securing loans permitted by Section 7.4(b);

            (e) Liens arising by operation of law, which liens and/or the obligation secured thereby are being contested by the Borrower in good faith by proper legal actions or proceedings, and as to which the Borrower has given the Banks written notice of its intention to contest such lien and/or obligation and at the time of commencement of any such action or proceeding, and during the pendency thereof (i) no Event of Default shall have occurred and be continuing, (ii) adequate reserves with respect to the obligation which such lien secures are maintained on the books of the Borrower, (iii) such contest operates to suspend collection of the obligation such lien secures and such contest is maintained and prosecuted continuously with diligence, (iv) none of the Collateral for the Term Loans would be subject to forfeiture or loss of the security interest in favor of the Agent by reason of the institution or prosecution of such contest, and (v) the Borrower promptly pays or discharges the obligation secured by such lien, and provides to the Banks evidence thereof satisfactory to the Banks, if such contest is terminated or discontinued adversely to the Borrower; and

            (f) Liens securing debt permitted by Section 7.4(f).

   Section 7.6. Notices to Bank. The Borrower shall promptly notify the Banks in writing of:

            (a) any lawsuit over $500,000 against the Borrower or any of the Borrower's Property;

            (b) any substantial dispute between the Borrower and any government authority;

            (c)   any Potential Default or Event of Default; and

            (d) any material adverse change in the Borrower's financial condition (other than any such change that results from a decrease in the market value of common stock of Sanderson Farms, Inc. unless such notice is otherwise required by the terms of this Agreement).

   Section 7.7. Compliance with Laws. The Borrower shall comply with the laws, regulations, and orders of any government body with authority over the Borrower.

   Section 7.8. Perfection of Liens. The Borrower shall help the Agent perfect and protect its security interests and liens, and reimburse it for related reasonable out-of-pocket expenses and reasonable fees of outside counsel it incurs to protect its security interests and liens.

   Section 7.9. Cooperation. The Borrower shall take any action reasonably requested by the Banks to carry out the intent of this Agreement.

  Section 7.10. Disposition of Assets. The Borrower shall not, without the Banks' prior written consent, distribute or transfer without receipt of fair market value consideration any shares of the common stock of Sanderson Farms, Inc. held by the Borrower or all or a substantial part of the Borrower's other assets; provided, however, that if (a) no Potential Default or Event of Default has occurred and is continuing or would exist immediately after the distribution, (b) after giving effect to the distribution the Borrower's Net Worth (as defined below) is not less than $2,500,000, and (c) after giving effect to the distribution the Loan to Value Ratio (determined without regard to the amount of any SFI Guaranty that may be in effect) does not exceed 25%, the Borrower may during the term of this Agreement distribute to the legatees of the Estate not more than (x) 200,000 shares of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash based on the Market Value on the Business Day immediately preceding the distribution, or any combination of cash and shares) in the calendar year 2000 and 100,000 shares of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash or any combination of shares and cash) in each calendar year thereafter, and (y) in each calendar year after the year 2000 the shares of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash or any combination of shares and cash) which were (or would have been had the conditions of clauses (a), (b) and (c) been satisfied) permitted to be to be distributed under clause (x) above and which were not distributed during the period specified in clause (x); provided further, however, that if after giving effect to any distribution permitted hereby the Loan to Value Ratio (determined without regard to the amount of any SFI Guaranty that is in effect) shall be less than 15% but equal to or greater than 5% the Borrower may distribute an additional 100,000 shares of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash or any combination of shares and cash) and if after giving effect to any distribution permitted hereby the Loan to Value Ratio (determined without regard to the amount of any SFI Guaranty that is in effect) shall be less than 5% the Borrower may distribute an additional 400,000 shares of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash or any combination of shares and cash; provided further, however, that in no event shall the aggregate number of shares of common stock of Sanderson Farms, Inc. distributed pursuant to this
Section 7.10 exceed 700,000 shares (or an equivalent amount of cash or any combination of shares and cash) during the entire term of this Agreement. At least one Business Day prior to any distribution permitted under this paragraph the Borrower shall deliver to the Agent a written verification of the Borrower's Net Worth, in form and content acceptable to the Agent and as of the date not more than 30 days prior to the date of delivery, together with a projection of the Borrower's Net Worth and a calculation of the Loan to Value Ratio immediately after the proposed distribution.

      For purpose of this Section 7.10, "Net Worth" means the gross fair market value of the Borrower's assets (excluding all intangibles and all collateral in which the Agent has a security interest as security for the Term Loans) less total liabilities (excluding the Term Loans), including, but not limited to, estimated taxes.

      Notwithstanding the foregoing, if the Borrower has provided to the Agent for the benefit of the Banks Cash Collateral in an amount equal to the Principal and Interest Cash Collateral Requirement (as defined in Section 7.4(f) hereof), and if no Potential Default or Event of Default shall have occurred and be continuing or shall result after giving effect thereto, the Borrower may distribute to the legatees of the Estate any or all of the shares of common stock of Sanderson Farms, Inc. owned by the Estate.

      The Borrower shall not, without the prior written consent of the Banks, distribute, transfer, dispose or utilize dividends paid with respect to common stock of Sanderson Farms, Inc. held by the Estate; provided, however, that the Borrower may utilize dividends received on the shares of common stock of Sanderson Farms, Inc. held by the Borrower, to pay expenses of the Estate including the principal of and interest on the Term Loans, income tax obligations, professional fees and expenses and other customary fees and expenses incurred in connection with the administration of the Estate, including, but not limited to, fees and expenses of attorneys, accountants and other professionals and income and capital gains taxes and liabilities incurred in the ordinary course in connection with the maintenance or sale of the assets of the Estate.

      The provisions of this Section 7.10 are not intended to and do not prohibit the Borrower from selling for cash shares of the common stock of Sanderson Farms, Inc. which at the time of such sale are held by the Agent as Collateral for the Term Loans provided that (i) at the time of such sale no Event of Default has occurred and is continuing (unless permitted by the Banks),
(ii) such sale is effected in a manner reasonably acceptable to the Agent which provides for an uninterrupted security interest in favor of the Agent for the benefit of the Banks in the stock to be sold and following the sale, the proceeds thereof net of any commissions payable in connection with such sale and all state and federal taxes payable as a result of such sale, and (iii) after giving effect to such sale the Loan to Value Ratio (determined without regard to the amount of any SFI Guaranty that is in effect and any proceeds set aside to pay state and federal taxes relating to such sale) shall not exceed 50%.

      The provisions of this Section 7.10 are not intended to and do not prohibit the Borrower from paying liabilities of the Estate permitted by this Agreement from the assets of the Estate which are not serving as Collateral for the Term Loans.

      The provisions of this Section are not intended to and do not prohibit liens permitted by Section 7.5.

  Section 7.11.  Termination.  The Borrower shall not close the Estate.

  Section 7.12. Income Taxes. The Borrower will file (or obtain extension of the due date from the applicable authorities) all tax returns required to be filed and pay, or make adequate provisions for the payment of, all taxes due and payable pursuant to such returns and pursuant to any assessments made against the Borrower or any of the Borrower's property.

SECTION 8.     EVENTS OF DEFAULT AND REMEDIES.

   Section 8.1.  Definitions.   Any  one  or  more  of  the  following   shall
constitute an Event of Default:

            (a) (i) Default in the payment when due of any principal of any Note, whether at the stated maturity thereof or at any other time provided in this Agreement, or (ii) default in the payment when due of any interest on any Note and the continuation of such default for 5 Business Days, or
      (iii) default in the payment of any fee or other amount payable by the Borrower pursuant to this Agreement within 5 Business Days after the Borrower receives an invoice therefor;

            (b) Default in the observance or performance of any covenant set forth in Sections 7.3, 7.4, 7.5, 7.10 and 7.11 hereof;

            (c) Default in the observance or performance of any other covenant, condition, agreement or provision hereof or any of the other Loan Documents and such default shall continue for 30 days after written notice thereof to the Borrower by any Bank;

            (d) Default shall occur under any evidence of indebtedness for borrowed money in an aggregate principal amount exceeding $100,000 issued or assumed or guaranteed by the Borrower, or under any mortgage, agreement or other similar instrument under which the same may be issued or secured and such default shall continue for a period of time sufficient to permit the acceleration of maturity of the indebtedness evidenced thereby or outstanding or secured thereunder;

            (e) Any representation or warranty made by the Borrower herein or in any Loan Document or in any written statement or certificate furnished by it pursuant hereto or thereto after the date of this Agreement, proves untrue in any material respect as of the date made or deemed made pursuant to the terms hereof;

            (f) Any judgment or judgments, writ or writs, or warrant or warrants of attachment, or any similar process or processes which order the payment of money in excess of $500,000 over and above any insurance proceeds payable with respect thereto shall be entered or filed against the Borrower or any of its Property or assets and remain unstayed and undischarged for a period of 30 days from the date of its entry;

            (g) The Agent for the benefit of the Banks shall for any reason fail to have a perfected first priority security interest in any of the Collateral;

            (h) A material adverse change occurs, or is likely to occur, in the Borrower's ability to repay the Term Loans when due;

            (i)   The Borrower is terminated;

            (j) The Borrower shall (i) have entered involuntarily against it an order for relief under the Bankruptcy Code of 1978, as amended, (ii) admit in writing its inability to pay, or not pay, its debts generally as they become due or suspend payment of its obligations, (iii) make an assignment for the benefit of creditors, (iv) apply for, seek, consent to, or acquiesce in, the appointment of a receiver, custodian, trustee, conservator, liquidator or similar official for it or any substantial part of its property, (v) file a petition seeking relief or institute any proceeding seeking to have entered against it an order for relief under the Bankruptcy Code of 1978, as amended, to adjudicate it insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, marshalling of assets, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, or (vi) fail to contest in good faith any appointment or proceeding described in Section 8.1(k) hereof; or

            (k) A custodian, receiver, trustee, conservator, liquidator or similar official shall be appointed for the Borrower or any substantial part of the Property of the Borrower, or a proceeding described in Section 8.1(j)(v) shall be instituted against the Borrower and such appointment continues undischarged or any such proceeding continues undismissed or unstayed for a period of 60 days.

   Section 8.2. Remedies for Non-Bankruptcy Defaults. When any Event of Default, other than an Event of Default described in subsections (j) and (k) of Section
8.1 hereof, has occurred and is continuing, the Agent, if directed by the Required Banks, shall give notice to the Borrower and take any or all of the following actions: (i) terminate the remaining Term Credit Commitments on the date (which may be the date thereof) stated in such notice, (ii) declare the principal of and the accrued interest on the Notes to be forthwith due and payable and thereupon the Notes, including both principal and interest, plus an amount equal to the amount of interest that would have otherwise been paid on the portion of the Notes so prepaid through and including April 1, 2006, shall be and become immediately due and payable without further demand, presentment, protest or notice of any kind, and (iii) take any action or exercise any remedy under any of the Loan Documents or exercise any other action, right, power or remedy permitted by law. Any Bank may exercise the right of set-off with regard to any deposit accounts or other accounts maintained by the Borrower with any of the Banks, and the Borrower's indebtedness hereunder shall be satisfied to the extent of any amount set-off against such indebtedness.

   Section 8.3. Remedies for Bankruptcy Defaults. When any Event of Default described in subsections (j) or (k) of Section 8.1 hereof has occurred and is continuing, then the Notes shall immediately become due and payable without presentment, demand, protest or notice of any kind, and the obligation of the Banks to extend further credit pursuant to any of the terms hereof shall immediately terminate. In such event the amount set forth in Section 3.1(b) shall also be immediately due and payable without presentment, demand, protest or notice of any kind.

SECTION 9. CHANGE IN CIRCUMSTANCES REGARDING EURODOLLAR LOANS AND EURODOLLAR PORTIONS.

   Section 9.1. Change of Law. Notwithstanding any other provisions of this Agreement or any Note, if at any time after the date hereof with respect to Eurodollar Portions, any Bank shall determine in good faith that any change in applicable law or regulation or in the interpretation thereof makes it unlawful for such Bank to make or continue to maintain any Eurodollar Portion or to give effect to its obligations with respect thereto as contemplated hereby, such Bank shall promptly give notice thereof to the Borrower to such effect, and such Bank's obligation to make or relend any such affected Eurodollar Portions under this Agreement shall terminate until it is no longer unlawful for such Bank to make or maintain such affected Eurodollar Portions. In the event of such a determination, the Borrower shall prepay the outstanding principal amount of any such affected Eurodollar Portion made to it, together with all interest accrued thereon and all other amounts due and payable to the Banks under Section 9.4 of this Agreement, on the earlier of the last day of the Interest Period applicable thereto and the first day on which it is illegal for such Bank to have such Eurodollar Portions outstanding; provided, however, the Borrower shall then be permitted to elect to borrow the principal amount of such affected Eurodollar Portion by means of another type of Portion available hereunder, subject to all of the terms and conditions of this Agreement. In the event that Eurodollar Portions shall be unavailable as provided in this Section, the Banks and the Borrower shall negotiate in good faith to make available to the Borrower, on mutually acceptable terms, Portions, as the case may be, bearing interest at a rate per annum determined with reference to the rates quoted to Harris in the secondary market by three certificate of deposit dealers of recognized standing for the purchase at face value of Harris' certificates of deposit in an amount and for an interest period equal to an amount and interest period of the requested Portions, adjusted for reserves and FDIC insurance assessments (the "Adjusted CD Rate").

   Section 9.2. Unavailability of Deposits or Inability to Ascertain the Adjusted Eurodollar Rate. Notwithstanding any other provision of this Agreement or any Note to the contrary, if prior to the commencement of any Interest Period any Bank shall reasonably determine (i) that deposits in the amount of any Eurodollar Portion scheduled to be outstanding are not available to it in the relevant market or (ii) by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining the Adjusted Eurodollar Rate, then the Agent shall promptly give telephonic or telex notice thereof to the Borrower and the Banks (such notice to be confirmed in writing), and the obligation of the Banks to make any such Eurodollar Portion in such amount and for such Interest Period shall terminate until the Borrower shall thereafter request a Eurodollar Portion and deposits in such amount and for the Interest Period selected by the Borrower shall again be readily available in the relevant market and adequate and reasonable means exist for ascertaining the Adjusted Eurodollar Rate. Upon the giving of such notice, the Borrower may elect to either (i) pay or prepay, as the case may be, such affected Eurodollar Portion (notwithstanding any prohibition on prepayment elsewhere in this Agreement) or (ii) reborrow such affected Portion as another type of Portion available hereunder, subject to all terms and conditions of this Agreement. In the event that Eurodollar Portions are unavailable pursuant to this Section, the Banks and the Borrower shall negotiate in good faith for Portions bearing interest at a rate per annum based on the Adjusted CD Rate to be made available to the Borrower.

   Section 9.3. Taxes, Increased Costs and Reduced Return. (a) With respect to any outstanding Eurodollar Portions, if any Bank shall determine in good faith that any change in any applicable law, treaty, regulation or guideline (including, without limitation, Regulation D of the Board of Governors of the Federal Reserve System) or any new law, treaty, regulation or guideline, or any interpretation of any of the foregoing by any governmental authority charged with the administration thereof or any central bank or other fiscal, monetary or other authority having jurisdiction over such Bank or its lending branch or the Eurodollar Loans or Eurodollar Portions contemplated by this Agreement (whether or not having the force of law) ("Change in Law") shall:

            (i) impose, modify or deem applicable any reserve, special deposit or similar requirements against assets held by, or deposits in or for the account of, or Eurodollar Portions by, or any other acquisition of funds or disbursements by, such Bank (other than reserves included in the determination of the Adjusted Eurodollar Rate);

           (ii) subject such Bank, any Eurodollar Portion or any Note to any tax (including, without limitation, any United States interest equalization tax or similar tax however named applicable to the acquisition or holding of debt obligations and any interest or penalties with respect thereto), duty, charge, stamp tax, fee deduction or withholding in respect of this Agreement, any Eurodollar Portion or any Note except such taxes as may be measured by the overall net income of such Bank or its lending branch and imposed by the jurisdiction, or any political subdivision or taxing authority thereof, in which such Bank's principal executive office or its lending branch is located or in which the Bank has nexus;

          (iii) change the basis of taxation of payments of principal and interest due from the Borrower to such Bank hereunder or under any Note (other than by a change in taxation of the overall net income of such Bank); or

           (iv) impose on such Bank any penalty with respect to the foregoing or any other condition regarding this Agreement, its disbursement, any Eurodollar Portion or any Note;

and such Bank shall determine in good faith that the result of any of the foregoing is to increase the cost (whether by incurring a cost or adding to a cost) to such Bank of making or maintaining any Eurodollar Portion hereunder or to reduce the amount of principal or interest received by such Bank, then, within fifteen (15) days after demand by such Bank (with a copy to the Agent), the Borrower shall pay to such Bank from time to time as specified by such Bank such additional amounts as such Bank shall determine are sufficient to compensate and indemnify it for such increased cost or reduced amount.

     (b) If any Bank makes such a claim for compensation, it shall provide to the Borrower a certificate setting forth such increased cost or reduced amount as a result of any event mentioned herein specifying such Change in Law, and such certificate shall be conclusive and binding on the Borrower as to the amount thereof except in the case of manifest error. Upon the imposition of any such cost, the Borrower may prepay any affected Loan, subject to the provisions of Sections 2.3 and 9.4 hereof.

   Section 9.4. Funding Indemnity. (a) In the event any Bank shall incur any loss, cost, expense or premium (including, without limitation, any loss of profit and any loss, cost, expense or premium incurred by reason of the liquidation or re-employment of deposits or other funds acquired by such Bank to fund or maintain any Eurodollar Portion or the relending or reinvesting of such deposits or amounts paid such Bank) as a result of:

            (i) any conversion, payment or prepayment of a Eurodollar Portion on a date other than the last day of the then applicable Interest Period; or

           (ii) any failure by the Borrower to borrow, create or convert any Eurodollar Portion on the date specified in the notice given pursuant to
      Section 1.4 hereof;

then, upon the demand of such Bank, the Borrower shall pay, within fifteen (15) days after demand by such Bank (with a copy to the Agent), to such Bank such amount as will reimburse such Bank for such loss, cost or expense.

     (b) If any Bank makes a claim for compensation under this Section 9.4, it shall provide to the Borrower a certificate setting forth the amount of such loss, cost or expense in reasonable detail and such certificate shall be conclusive and binding on the Borrower as to the amount thereof except in the case of manifest error.

   Section 9.5. Lending Branch. Each Bank may, at its option, elect to make, fund or maintain its Eurodollar Portions hereunder at the branch or office specified opposite its signature on the signature page hereof or such other of its branches or offices as such Bank may from time to time elect, subject to the provisions of Section 1.4 hereof.

   Section 9.6. Discretion of Bank as to Manner of Funding. Notwithstanding any provision of this Agreement to the contrary, each Bank which is match-funding its Eurodollar Portions shall be entitled to fund and maintain its funding of all or any part of its Loans in any manner it sees fit, it being understood however, that for the purposes of this Agreement all determinations hereunder shall be made as if the Banks which are match-funding their Eurodollar Portions had actually funded and maintained each Eurodollar Portion during each Interest Period for such Loan or Portion, as the case may be, through the purchase of deposits in the relevant interbank market having a maturity corresponding to such Interest Period and bearing an interest rate equal to the Adjusted Eurodollar Rate for such Interest Period.

SECTION 10.    THE AGENT.

      The Banks agree as follows:

  Section 10.1. Appointment and Powers. Harris Trust and Savings Bank is hereby appointed by the Banks as Agent under the Loan Documents and each of the Banks irrevocably authorizes the Agent to act as the Agent of such Bank. The Agent agrees to act as such upon the express conditions contained in this Agreement.

  Section 10.2. Powers. The Agent shall have and may exercise such powers hereunder as are specifically delegated to the Agent by the terms of the Loan Documents, together with such powers as are incidental thereto. The Agent shall have no implied duties to the Banks, nor any obligation to the Banks to take any action under the Loan Documents except any action specifically provided by the Loan Documents to be taken by the Agent.

  Section 10.3. General Immunity. Neither the Agent nor any of its directors, officers, agents or employees shall be liable to the Banks or any Bank for any action taken or omitted to be taken by it or them under the Loan Documents or in connection therewith except for its or their own gross negligence or willful misconduct.

  Section 10.4. No Responsibility for Loans, Recitals,  etc. The Agent shall not
(a) be responsible to the Banks for any recitals, reports, statements, warranties or representations contained in the Loan Documents or furnished pursuant thereto, (b) be responsible for any Term Loans hereunder or (c) be bound to ascertain or inquire as to the performance or observance of any of the terms of the Loan Documents. In addition, neither the Agent nor its counsel shall be responsible to the Banks for the enforceability or validity of any of the Loan Documents.

  Section 10.5. Right to Indemnity. The Banks hereby indemnify the Agent for any actions taken in accordance with this Section 10, and the Agent shall be fully justified in failing or refusing to take any action hereunder, unless it shall first be indemnified to its satisfaction by the Banks pro rata in accordance with their respective Commitment Percentages against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action, other than any liability which may arise out of Agent's gross negligence or willful misconduct.

  Section 10.6. Action Upon Instructions of Banks. The Agent agrees, upon the written request of the Required Banks, to take any action of the type specified in the Loan Documents as being within the Agent's rights, duties, powers or discretion. The Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder in accordance with written instructions signed by the Required Banks, and such instructions and any action taken or failure to act pursuant thereto shall be binding on all of the Banks and on all holders of the Notes. In the absence of a request by the Required Banks, the Agent shall have authority, in its sole discretion, to take or not to take any such action, unless the Loan Documents specifically require the consent of all of the Banks.

  Section 10.7. Employment of Agents and Counsel. The Agent may execute any of its duties as Agent hereunder by or through employees, agents, and attorneys-in-fact and shall not be answerable to the Banks, except as to money or securities received by it or its authorized agents, for the default or misconduct of any such agents or attorneys-in-fact selected by it in good faith and with reasonable care. The Agent shall be entitled to advice and opinion of legal counsel concerning all matters pertaining to the duties of the agency hereby created and shall be protected in acting in reliance thereon.

  Section 10.8. Reliance on Documents; Counsel. The Agent shall be entitled to rely upon any Note, notice, consent, certificate, affidavit, letter, telegram, statement, paper or document believed by it in good faith to be genuine and correct and to have been signed or sent by the proper person or persons, and, in respect to legal matters, upon the opinion of legal counsel selected by the Agent.

  Section 10.9. May Treat Payee as Owner. The Agent may deem and treat the payee of any Note as the owner thereof for all purposes hereof unless and until a written notice of the assignment or transfer thereof shall have been filed with the Agent. Any request, authority or consent of any person, firm or corporation who at the time of making such request or giving such authority or consent is the holder of any such Note shall be conclusive and binding on any subsequent holder, transferee or assignee of such Note or of any Note issued in exchange therefor.

 Section 10.10. Agent's Reimbursement. Each Bank agrees to reimburse the Agent pro rata in accordance with its Commitment Percentage for any reasonable out-of-pocket expenses (including fees and charges for field audits) not reimbursed by the Borrower (a) for which the Agent is entitled to reimbursement by the Borrower under the Loan Documents and (b) for any other reasonable expenses incurred by the Agent on behalf of the Banks, in connection with the preparation, execution, delivery, administration and enforcement of the Loan Documents.

 Section 10.11. Rights as a Lender. With respect to its commitment, Term Loans made by it and the Notes issued to it, the Agent shall have the same rights and powers hereunder as any Bank and may exercise the same as though it were not the Agent, and the term "Bank" or "Banks" shall, unless the context otherwise indicates, include the Agent in its individual capacity. The Agent may accept deposits from, lend money to, and generally engage in any kind of banking or trust business with the Borrower as if it were not the Agent.

 Section 10.12. Bank Credit Decision. Each Bank acknowledges that it has, independently and without reliance upon the Agent or any other Bank and based on the financial statements referred to in Section 5.2 and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into the Loan Documents. Each Bank also acknowledges that it will, independently and without reliance upon the Agent or any other Bank and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents.

 Section 10.13. Resignation of Agent. Subject to the appointment of a successor Agent, the Agent may resign as Agent for the Banks under this Agreement and the other Loan Documents at any time by sixty days' notice in writing to the Banks. Such resignation shall take effect upon appointment of such successor. The Banks shall have the right to appoint a successor Agent who shall be entitled to all of the rights of, and vested with the same powers as, the original Agent under the Loan Documents. In the event a successor Agent shall not have been appointed within the sixty day period following the giving of notice by the Agent, the Agent may appoint its own successor. Resignation by the Agent shall not affect or impair the rights of the Agent under Sections 10.5 and 10.10 hereof with respect to all matters preceding such resignation. Any successor Agent must be a national banking association or a bank chartered in any State of the United States and must have capital and surplus of at least $250,000,000 and be approved by the Borrower (which approval will not be unreasonably withheld).

 Section 10.14. Duration of Agency. The agency established by Section 10.1 hereof shall continue, and Sections 10.1 through and including this Section
10.14 shall remain in full force and effect, until the Notes and all other amounts due hereunder and thereunder shall have been paid in full and the Banks' commitments to extend credit to or for the benefit of the Borrower shall have terminated or expired.

 Section 10.15. Removal of Agent. Subject to the appointment of a successor Agent, the Required Banks, with the consent of the Borrower (which consent will not be unreasonably withheld), may remove the Agent for the Banks under this Agreement at any time by thirty days' notice in writing to the Agent. Such removal shall take effect upon appointment of such successor. The Required Banks shall have the right to appoint a successor Agent who shall be entitled to all of the rights of, and vested with the same powers as, the original Agent under the Loan Documents. In the event a successor Agent shall not have been appointed within the thirty day period following the giving of notice to the Agent, the Agent may appoint its own successor. The removal of the Agent shall not affect or impair the rights of the Agent under Sections 10.5 and 10.10 hereof with respect to all matters preceding such removal. Any successor Agent must be a national banking association or a bank chartered in any State of the United States and must have capital and surplus of at least $250,000,000 and be approved by the Borrower (which approval will not be unreasonably withheld).

SECTION 11.    MISCELLANEOUS.

  Section 11.1. Amendments and Waivers. Any term, covenant, agreement or condition of this Agreement may be amended only by a written amendment executed by the Borrower, the Required Banks and, if the rights or duties of the Agent are affected thereby, the Agent, or compliance therewith only may be waived (either generally or in a particular instance and either retroactively or prospectively), if the Borrower shall have obtained the consent in writing of the Required Banks and, if the rights or duties of the Agent are affected thereby, the Agent, provided, however, that without the consent in writing of the holders of all outstanding Notes, or all Banks if no Notes are outstanding, no such amendment or waiver shall (a) change the amount or postpone the date of payment of any scheduled payment or required prepayment of principal of the Notes or reduce the rate or extend the time of payment of interest on the Notes, or reduce the amount of principal thereof, or modify any of the provisions of the Notes with respect to the payment or prepayment thereof, (b) amend the definition of Required Banks, (c) alter, modify or amend the provisions of this
Section 11.1, (d) change the amount or term of, or extend, any of the Banks' Term Credit Commitments, (e) alter, modify or amend the provisions of Section 6 of this Agreement, (f) alter, modify or amend any Bank's right hereunder to consent to any action, make any request or give any notice, or (g) knowingly release any Collateral. Any such amendment or waiver shall apply equally to all Banks and the holders of the Notes and shall be binding upon them, upon each future holder of any Note and upon the Borrower, whether or not such Note shall have been marked to indicate such amendment or waiver. No such amendment or waiver shall extend to or affect any obligation not expressly amended or waived.

  Section 11.2. Waiver of Rights. No delay or failure on the part of the Agent or any Bank or on the part of the holder or holders of any Note in the exercise of any power or right shall operate as a waiver thereof, nor as an acquiescence in any Potential Default or Event of Default, nor shall any single or partial exercise of any power or right preclude any other or further exercise thereof, or the exercise of any other power or right, and the rights and remedies hereunder of the Agent, the Banks and of the holder or holders of any Notes are cumulative to, and not exclusive of, any rights or remedies which any of them would otherwise have.

  Section 11.3. Several Obligations. The commitments of each of the Banks hereunder shall be the several obligations of each Bank and the failure on the part of any one or more of the Banks to perform hereunder shall not affect the obligation of the other Banks hereunder, provided that nothing herein contained shall relieve any Bank from any liability for its failure to so perform. In the event that any one or more of the Banks shall fail to perform its commitment hereunder, all payments thereafter received by the Agent on the principal of Term Loans hereunder shall be distributed by the Agent to the Banks making such additional Term Loans ratably as among them in accordance with the principal amount of additional Term Loans made by them until such additional Term Loans shall have been fully paid and satisfied, and all payments on account of interest shall be applied as among all the Banks ratably in accordance with the amount of interest owing to each of the Banks as of the date of the receipt of such interest payment.

  Section 11.4. Non-Business Day. (a) If any payment of principal or interest on any Domestic Rate Portion shall fall due on a day which is not a Business Day, interest at the rate such Portion bears for the period prior to maturity shall continue to accrue on such principal from the stated due date thereof to and including the next succeeding Business Day on which the same is payable.

     (b) If any payment of principal or interest on any Eurodollar Portion shall fall due on a day which is not a Banking Day, the payment date thereof shall be extended to the next date which is a Banking Day and the Interest Period for such Portion shall be accordingly extended, unless as a result thereof any payment date would fall in the next calendar month, in which case such payment date shall be the next preceding Banking Day.

  Section 11.5. Survival of Indemnities. All indemnities and all provisions relative to reimbursement to the Banks of amounts sufficient to protect the yield to the Banks with respect to Eurodollar Portions, including, but not limited to, Sections 9.3 and 9.4 hereof, shall survive the termination of this Agreement and the payment of the Notes.

  Section 11.6. Documentary Taxes. Although the Borrower is of the opinion that no documentary or similar taxes are payable in respect to this Agreement or the Notes, the Borrower agrees that it will pay such taxes, including interest and penalties, in the event any such taxes are assessed irrespective of when such assessment is made and whether or not any credit is then in use or available hereunder.

  Section 11.7. Representations. All representations and warranties made herein or in certificates given pursuant hereto shall survive the execution and delivery of this Agreement and of the Notes, and shall continue in full force and effect with respect to the date as of which they were made and as reaffirmed on the date of each borrowing (as and to the extent provided in Section 6.2 hereof) and as long as any credit is in use or available hereunder.

  Section 11.8. Notices. Unless otherwise expressly provided herein, all communications provided for herein shall be in writing or by telex and shall be deemed to have been given or made when served personally, when an answer back is received in the case of notice by telex, or 2 days after the date when deposited in the United States mail (registered, if to the Borrower) addressed if to the Borrower to 225 North 13th Avenue, Laurel, Mississippi 39440, Attention: Mr. Joe
F. Sanderson, Co-Executor; if to the Agent or Harris at 111 West Monroe Street, Chicago, Illinois 60690, Attention: Agribusiness Division; and if to any of the Banks, at the address for such Bank set forth under its signature hereon; or at such other address as shall be designated by any party hereto in a written notice to each other party pursuant to this Section 11.8.

  Section 11.9. Costs and Expenses. The Borrower agrees to pay on demand all customary and reasonable out-of-pocket costs and expenses of the Agent and the Banks in connection with the negotiation, preparation, execution and delivery of this Agreement, the other Loan Documents and the other instruments and documents to be delivered hereunder or in connection with the transactions contemplated hereby (unless otherwise expressly limited herein), including the reasonable fees and expenses of Chapman and Cutler, special counsel to the Agent, and King & Spaulding, special counsel to SunTrust Bank, as a Bank; all reasonable out-of-pocket costs and expenses of the Agent and the reasonable out-of-pocket costs and expenses of each Bank (including in each case reasonable attorneys' fees and expenses) incurred in connection with any consents or waivers hereunder or amendments hereto in each case requested by the Borrower, and all reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees and expenses), if any, incurred by the Agent, the Banks or any other holders of a
Note in connection with the enforcement against the Borrower of this Agreement or the other Loan Documents and the other instruments and documents to be delivered hereunder. The provisions of this Section 11.9 shall survive payment of the Notes and the termination of the Banks' Term Credit Commitments hereunder.

 Section 11.10. Counterparts. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument. This Agreement shall become effective as and when all of the Banks and the Borrower have executed this Agreement or a counterpart thereof and lodged the same with the Agent.

 Section 11.11. Successors and Assigns; Governing Law; Entire Agreement. This Agreement shall be binding upon each of the Borrower and the Banks and their respective successors and assigns, and shall inure to the benefit of the Borrower and each of the Banks and the benefit of their respective successors and assigns, including any subsequent holder of any Note. This Agreement and the rights and duties of the parties hereto shall be construed and determined in accordance with the laws of the State of Illinois, without regard to Illinois conflict of laws principles. This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof and any prior agreements, whether written or oral, with respect thereto are superseded hereby. The Borrower may not assign any of its rights or obligations hereunder without the written consent of all of the Banks. The Banks may assign their rights under the Loan Documents only in accordance with Sections 2.5, 11.17 and 11.18 hereof and in accordance with any SFI Guaranty that may be in effect at any time.

 Section 11.12. No Joint Venture. Nothing contained in this Agreement shall be deemed to create a partnership or joint venture among the parties hereto.

 Section 11.13. Severability. In the event that any term or provision hereof is determined to be unenforceable or illegal, it shall be deemed severed herefrom to the extent of the illegality and/or unenforceability and all other provisions hereof shall remain in full force and effect.

 Section 11.14. Table of Contents and Headings. The table of contents and section headings in this Agreement are for reference only and shall not affect the construction of any provision hereof.

 Section 11.15. Sharing of Payments. Each Bank agrees with each other Bank that if such Bank shall receive and retain any payment, whether by set-off or application of deposit balances or otherwise ("Set-Off"), on any Term Loan or other amount outstanding under this Agreement in excess of its ratable share of payments on all Term Loans and other amounts then outstanding to the Banks, then such Bank shall purchase for cash at face value, but without recourse, ratably from each of the other Banks such amount of the Term Loans held by each such other Bank (or interest therein) as shall be necessary to cause such Bank to share such excess payment ratably with all the other Banks; provided, however, that if any such purchase is made by any Bank, and if such excess payment or part thereof is thereafter recovered from such purchasing Bank, the related purchases from the other Banks shall be rescinded ratably and the purchase price restored as to the portion of such excess payment so recovered, but without interest. Each Bank's ratable share of any such Set-Off shall be determined by the proportion that the aggregate principal amount of Term Loans then due and payable to such Bank bears to the total aggregate principal amount of Term Loan then due and payable to all the Banks.

 Section 11.16. Waiver of Jury Trial. THE BORROWER, THE AGENT AND EACH BANK HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATIVE TO ANY LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY.

 Section 11.17. Participants. Each Bank shall have the right at its own cost to grant participations (to be evidenced by one or more agreements or certificates of participation) in the Term Loans made and Term Credit Commitments held by such Bank at any time and from time to time to one or more other Persons; provided that (i) no such participation shall relieve any Bank of any of its obligations under this Agreement, (ii) no such participant shall have any direct rights under this Agreement except as provided in this Section 11.17, and the Agent shall not have any obligation or responsibility to such participant. Any agreement pursuant to which such participation is granted shall provide that the granting Bank shall retain the sole right and responsibility to enforce the obligations of the Borrower under this Agreement and the other Loan Documents including, without limitation, the right to approve any amendment, modification or waiver of any provision of the Loan Documents, except that such agreement may provide that such Bank will not agree to any modification, amendment or waiver of the Loan Documents that would reduce the amount of or postpone any fixed date for payment of any obligation in which such participant has an interest. Any party to which such a participation has been granted shall have the benefits of
Section 9.3 and Section 9.4 hereof, up to an amount not exceeding the amount that would otherwise have been payable to the Bank who sold the participation interest to such party. The Borrower authorizes each Bank to disclose to any participant or prospective participant under this Section 11.17 any financial or other information pertaining to the Borrower subject to such participant first agreeing in writing to be bound by Section 11.19.

 Section 11.18. Assignment Agreements. Each Bank may, at its own expense, from time to time, assign to other commercial lenders part of its rights and obligations under this Agreement (including without limitation the indebtedness evidenced by the Notes then owned by such assigning Bank, together with an equivalent proportion of its Term Credit Commitment, if any) pursuant to written agreements executed by such assigning Bank, such assignee lender or lenders, the Borrower and the Agent, which agreements shall specify in each instance the portion of the indebtedness evidenced by the Notes which is to be assigned to each such assignee lender and the portion of the Commitments of the assigning Bank to be assumed by it (the "Assignment Agreements"); provided, however, that unless, in the case of clauses (i) and (iii) the Agent, the Borrower, the assignor Bank and the assignee lender, in writing, agree to the contrary, (i) the aggregate amount of the Term Loan of the assigning Bank being assigned to such assignee lender pursuant to each such assignment (determined as of the effective date of the relevant Assignment Agreement) shall in no event be less than $2,500,000 and shall be an integral multiple of $500,000 (other than assignments between existing Banks which may be in the amount of $1,000,000 or in such greater amount which is an integral multiple of $250,000); (ii) the parties to each such assignment shall execute and deliver to the Agent an Assignment Agreement, together with any Notes subject to such assignment, (iii) each Bank shall maintain for its own account at least $2,500,000 of its Term Loan or assign all of its Term Loan; (iv) the Agent and (except for an assignment made during the continuance of any Event of Default) the Borrower must each consent, which consents shall not be unreasonably withheld, to each such assignment (provided no such consent is required for any assignment to any affiliate of the assigning Bank), and (v) the assignee lender must pay to the Agent a processing and recordation fee of $2,500 and any out-of-pocket attorney's fees incurred by the Agent in connection with such Assignment Agreement. Upon the execution of each Assignment Agreement by the assigning Bank thereunder, the assignee lender thereunder, the Borrower and the Agent, satisfaction of all of the conditions set forth above and payment to such assigning Bank by such assignee lender of the purchase price for the portion of the Exposure being acquired by it, (i) such assignee lender shall thereupon become a "Bank" for all purposes of this Agreement with an Exposure in the amounts set forth in such Assignment Agreement and with all the rights, powers and obligations afforded a Bank hereunder, (ii) such assigning Bank shall have no further liability for funding the portion of its Term Credit Commitment assumed by such other Bank, and (iii) the address for notices to such assignee Bank shall be as specified in the Assignment Agreement executed by it. Concurrently with the execution and delivery of such Assignment Agreement, the Borrower shall execute and deliver new Notes to the assignee Bank in the amount of its Term Credit Commitment or Term Loan and new Notes to the assigning Bank in the amounts of its Term Credit Commitment or Term Loan after giving effect to the reduction occasioned by such assignment, such new Notes to constitute "Notes" for all purposes of this Agreement.

 Section 11.19. Confidentiality. Each Bank will keep confidential any non-public information concerning the Borrower furnished by the Borrower (which is designated by the Borrower as confidential at the time such information is furnished to the Bank or is actually known by such Bank to be confidential), except that any Bank may disclose such information (a) to regulatory authorities having jurisdiction, (b) pursuant to subpoena or other legal process, (c) to such Bank's counsel and auditors in connection with matters concerning this Agreement, (d) to such Bank's consultants in connection with negotiations concerning this Agreement or the other Loan Documents and (e) to prospective participants or assignees in the Loans and participants and assignees in the Loans, provided that any Persons described in clauses (d) and (e) shall first agree to be bound to comply with the terms of this Section to the same extent as if it were a Bank. In the situations described above (except where the Borrower is a party), each Bank shall notify the Borrower as promptly as practicable of the receipt of a request for such disclosure and furnish it with a copy of such subpoena or other legal process (to the extent such Bank is legally permitted to do so). The provisions of this Section shall survive the payment of the Notes and the termination of this Agreement.

 Section 11.20. Adjustment of Number of Shares. The number of shares of Sanderson Farms, Inc. common stock designated in Section 7.10 of this Agreement shall be automatically adjusted to give effect to any stock split or similar event.

 Section 11.21. Borrower. The Loan Documents are obligations of the Borrower, and do not constitute personal obligations of the co-executors in their individual capacities, and are enforceable solely against the assets of the Borrower and not the personal assets of the co-executors in their individual capacities.

      Upon your acceptance hereof in the manner hereinafter set forth, this Agreement shall be a contract between us for the purposes hereinabove set forth.

      Dated as of March 21, 2000.



                                       /s/Joe Franklin Sanderson, Jr.
                                       JOE FRANKLIN SANDERSON, JR., AS
                                       CO-EXECUTOR OF THE ESTATE OF JOE
                                       FRANKLIN SANDERSON, DECEASED, AND NOT
                                       IN HIS INDIVIDUAL CAPACITY



                                       /s/William Ramon Sanderson
                                       WILLIAM RAMON SANDERSON, AS
                                       CO-EXECUTOR OF THE ESTATE OF JOE
                                       FRANKLIN SANDERSON, DECEASED, AND NOT
                                       IN HIS INDIVIDUAL CAPACITY

      Accepted and Agreed to as of the day and year last above written.

                                       HARRIS TRUST AND SAVINGS BANK
                                          individually and as Agent


                                       By_____________________________________
                                         Its Vice President

                                         Address:    111 West Monroe Street
                                                     Chicago, Illinois 60690
                                         Attention:  Agribusiness Division

                                       SUNTRUST BANK


                                       By_____________________________________
                                         Its

                                  EXHIBIT A


                                  TERM NOTE

$6,750,000                                                      March 21, 2000

      FOR VALUE RECEIVED,  the  undersigned,  Joe Franklin  Sanderson,  Jr., and
William Ramon Sanderson, not individually but solely as co-executors of the estate of Joe Franklin Sanderson, deceased (the "Borrower"), promises to pay to the order of ________________________ (the "Lender"), at the principal office of Harris Trust and Savings Bank in Chicago, Illinois, the principal sum of Six Million Seven Hundred Fifty Thousand Dollars ($6,750,000), in twenty (20) consecutive quarterly installments, payable on the dates and in the amounts specified in the Credit Agreement referred to below, together with interest on the principal amount of the principal indebtedness from time to time outstanding at the rates, and payable in the manner and on the dates specified in the Credit Agreement.

      This Note evidences a Term Loan, as such term is defined in that certain Credit Agreement dated as of March 21, 2000, by and among the Borrower, Harris Trust and Savings Bank, individually and as Agent, and certain lenders which are or may from time to time become parties thereto (the "Credit Agreement"), made to the Borrower by the Lender under the Credit Agreement.

      The Borrower may not prepay the outstanding principal amount of this Note in full or in part.

      The status of the indebtedness evidenced hereby from time to time as part of the Domestic Rate Portion or a Eurodollar Portion, and the interest rates and interest periods applicable thereto shall be endorsed by the holder hereof on the reverse side hereof or recorded on its records (provided that such entries shall be endorsed on the reverse side hereof prior to any negotiation hereof) and the Borrower agrees that in any action or proceeding instituted to collect or enforce collection of this Note, the entries so endorsed on the reverse side hereof or recorded on the books and records of the Lender shall be prima facie evidence of the unpaid balance of this Note and the status of each loan from time to time as part of a Domestic Rate Portion or a Eurodollar Portion and the interest rates and interest periods applicable thereto.

      This Note is issued by the Borrower under the terms and provisions of the Credit Agreement and this Note and the holder are entitled to all of the benefits and security provided for thereby or referred to therein. This Note may be declared to be, or be and become, due prior to its expressed maturity upon the occurrence of an event of default specified in the Credit Agreement.

      This Note is governed by and shall be construed in accordance with the internal laws of the State of Illinois.

      The Borrower hereby waives presentment for payment and demand.



                                       _____________________________________
                                       JOE FRANKLIN SANDERSON, JR., AS
                                       CO-EXECUTOR OF THE ESTATE OF JOE
                                       FRANKLIN SANDERSON, DECEASED, AND NOT
                                       IN HIS INDIVIDUAL CAPACITY



                                       _____________________________________
                                       WILLIAM  RAMON  SANDERSON,  AS
                                       CO-EXECUTOR OF THE ESTATE OF JOE
                                       FRANKLIN SANDERSON, DECEASED, AND
                                       NOT IN HIS INDIVIDUAL CAPACITY

EXHIBIT 4
                               PLEDGE AGREEMENT



      This Pledge Agreement (the "Agreement") dated as of March 21, 2000 by and between JOE FRANKLIN SANDERSON, JR. AND WILLIAM RAMON SANDERSON, NOT INDIVIDUALLY BUT SOLELY AS CO-EXECUTORS OF THE ESTATE OF JOE FRANKLIN SANDERSON, DECEASED (the "Pledgor"), and HARRIS TRUST AND SAVINGS BANK, an Illinois banking corporation (the "Bank"), acting as agent hereunder for the Lenders hereinafter identified and defined (said Bank acting as such agent and any successor or successors to said Bank acting in such capacity being hereinafter referred to as the "Agent");


                               WITNESSETH THAT:

      WHEREAS, the Pledgor, the Bank, individually and as agent, and Lenders from time to time party thereto have entered into a Credit Agreement dated as of March 21, 2000 (such Credit Agreement as the same may be amended, modified or restated from time to time being hereinafter referred to as the "Credit Agreement"), pursuant to which such lenders (such lenders which are now or which from time to time hereafter become party to the Credit Agreement being hereinafter referred to collectively as the "Lenders" and individually as a "Lender") have agreed, subject to certain terms and conditions, to extend a term credit facility to the Pledgor

      NOW, THEREFORE, in order to induce Lenders to make loans and advances to Pledgor pursuant to the Credit Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1.     PLEDGE.

      Pledgor hereby pledges, hypothecates, assigns, transfers, sets over and delivers unto Agent for the benefit of the Lenders, and grants to Agent for the benefit of the Lenders, a security interest in,

            (a)   the securities described in Schedule A,

            (b) all securities, rights and other property described in Section 2(b)(2),

            (c) each certificate or other instrument representing any of the foregoing,

            (d) all privileges and preferences appertaining or incidental to any or all of the foregoing,

            (e) all monies of every kind and nature payable in respect of any or all of the foregoing, and

            (f)   the proceeds of the foregoing,

(collectively, the "Collateral"), in order to secure all indebtedness, obligations and liabilities, whether now existing or hereafter arising, absolute or contingent, of Pledgor to the Agent and the Lenders hereunder and under the Credit Agreement (the "Obligations").

      Pledgor may, from time to time, cause additional securities to be included as part of the Collateral by delivering to Agent a Pledge Amendment, duly executed by Pledgor, in substantially the form of Schedule B (a "Pledge Amendment"), in respect of the additional securities which are to be pledged. Pledgor hereby authorizes Agent to attach each such Pledge Amendment to this Agreement and agrees that all securities listed on any Pledge Amendment delivered to Agent shall for all purposes hereunder be considered Collateral.

SECTION 2.     POWER OF ATTORNEY; REGISTRATION; INCOME AND VOTING RIGHTS.

     (a) Pledgor hereby irrevocably appoints Agent Pledgor's attorney, coupled with an interest, with full power of substitution,

            (1) for purposes not inconsistent with this Agreement, to arrange for the transfer of the Collateral or any part thereof into the name of Agent or into the name of Agent's nominee, if, at any time, Agent shall, in its sole discretion, deem such a transfer to be desirable, and

            (2) for the purpose of taking any action and executing any instrument, in the name of Pledgor or otherwise, which Agent may at any time deem necessary or appropriate in order to (i) perfect its security interest in the Collateral or any part thereof, and (ii) foreclosure said security interest or otherwise exercise its rights under this Agreement and in and to the Collateral.

     (b) As long as no Default, as hereinafter defined, and no event which with the giving of notice or the lapse of time or both would constitute such a Default, shall have occurred and be continuing:

            (1) Pledgor shall be entitled to exercise any and all voting and/or consensual rights and powers relating or pertaining to the Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement or the Credit Agreement.

            (2) Pledgor shall, unless otherwise prohibited, be entitled to receive and retain any and all dividends and interest on the Collateral, but, except as otherwise provided in the Credit Agreement, any and all other cash and other property received in payment of the principal of or in redemption of or in exchange for any of the Collateral (either at maturity or otherwise), shall be and become part of the Collateral pledged hereunder and, if received by Pledgor, shall be held in trust for the benefit of Agent and shall forthwith be delivered to Agent or its designated nominee (accompanied by proper instruments of assignment and/or stock or bond powers executed by Pledgor in accordance with Agent's instructions) to be held subject to the terms of this Agreement.

            (3) Agent shall execute and deliver (or cause to be executed and delivered) to Pledgor all of such proxies, powers of attorney, interest coupons and other papers as Pledgor may request for the purpose of enabling Pledgor to exercise the voting and/or consensual rights and powers which Pledgor is entitled to exercise pursuant to (1) above and/or to receive the interest which Pledgor is authorized to receive and retain pursuant to (2) above.

     (c) Upon the occurrence and during the continuance of a Default hereunder, or any event which with the giving of notice or the lapse of time, or both, would constitute such a Default, all rights of Pledgor to exercise the voting and/or consensual rights and powers which Pledgor is entitled to exercise pursuant to (b)(1) hereof and/or to receive the dividends and interest which Pledgor is authorized to receive and retain pursuant to (b)(2) hereof shall cease, and all such rights shall thereupon become vested in Agent; provided, however, that Agent, as the sole further condition to the vesting pursuant to this (c) of such voting and/or consensual rights and powers of Agent, shall notify Pledgor in writing that Agent elects to exercise such rights and powers, and Agent shall have the sole and exclusive right and authority to exercise such voting and/or consensual rights and powers and/or to receive and retain the dividends and interest which Pledgor would otherwise be authorized to retain pursuant to (b)(2) hereof.

     (d) Any and all money and other property paid over to or received by Agent pursuant to the provisions of (c) above shall be retained by Agent as additional Collateral under, and be applied in accordance with, the provisions of this Agreement and the Credit Agreement.

SECTION 3.     REPRESENTATIONS AND WARRANTIES.

      Pledgor represents and warrants that:

            (a) All stock constituting Collateral is duly authorized, validly issued and outstanding, and non-assessable, and Pledgor will warrant and defend Pledgor's title thereto and sole beneficial ownership thereof against all persons claiming any interest therein except Agent or any person claiming through Agent.

            (b) Except for restrictions imposed by this Agreement and restrictions on public offerings and sales of securities imposed by applicable securities laws of the United States of America, or any state thereof, there are not and will not be any restrictions upon the sale or other disposition of any of the Collateral.

            (c) None of the Collateral was acquired pursuant to an investment letter or in any other fashion which would restrict free salability or require registration under applicable securities laws of the United States of America, or any state thereof, as a condition for sale of any of the Collateral, other than restrictions that result from Pledgor's status as an "affiliate" of Sanderson Farms, Inc., as such term is defined in Securities and Exchange Commission Rule 144.

            (d) Except as contemplated by (b) above, Pledgor now has and will have, without obtaining the consent of any governmental authority, stock exchange or any other person except Agent, the right to pledge, to grant a security interest in and otherwise to transfer and to dispose of the Collateral free of any liens, security interests or other encumbrances, and free of any rights or equities in favor of any other persons, except those created by this Agreement.

            (e) This Agreement is Pledgor's valid and legally binding agreement enforceable in accordance with its terms.

SECTION 4.     DEFAULTS, ETC. AND REMEDIES.

     (a) Any of the following shall constitute a "Default" under this Agreement:
(a) if any representation or warranty made by Pledgor in this Agreement or in any instrument, document or certificate furnished hereunder or in connection herewith shall prove to have been incorrect in any material respect at the time it was made, (b) if Pledgor fails to observe or perform any of Pledgor's covenants, agreements, obligations and undertakings contained in this Agreement, provided that if, in Agent's opinion, the failure is capable of being remedied, such failure will not be considered a Default under this Agreement for a period of 30 days after the date on which Agent gives written notice of the failure to Pledgor, or (c) if an "Event of Default" occurs under the Credit Agreement.

     (b) Upon the occurrence of any Default, Agent shall have, in addition to all other rights provided herein or by law, the rights and remedies of a secured creditor under the Uniform Commercial Code as adopted in the State of Illinois
(the "Code") (regardless of whether the Code is the law of the jurisdiction where the rights or remedies are asserted and regardless of whether the Code applies to the affected Collateral), and further Agent may, without demand and without advertisement, notice, hearing or process of law, all of which Pledgor hereby waives, at any time or times, sell and deliver (subject to compliance with applicable securities laws) any or all Collateral held by or for it at public or private sale, at any securities exchange or broker's board or elsewhere, for cash, upon credit or otherwise, at such prices and upon such terms as Agent deems advisable, in its sole discretion. In the exercise of any such remedies, Agent may sell all the Collateral as a unit even though the sales price thereof may be in excess of the amount remaining unpaid on the Obligations. Agent is authorized at any sale or other disposition of the Collateral, if it deems it advisable so to do, to restrict the prospective bidders or purchasers to persons who will represent and agree that they are purchasing for their own account for investment, and not with a view to the distribution or resale of any of the Collateral. In addition to all other sums due Agent hereunder, Pledgor shall pay Agent all costs and expenses incurred by Agent, including attorneys' fees and court costs, in obtaining, liquidating or enforcing payment of Collateral or the Obligations or in the prosecution or defense of any action or proceeding by or against Agent or Pledgor concerning any matter arising out of or connected with this Agreement or the Collateral or the Obligations, including, without limitation, any of the foregoing arising in, arising under or related to a case under the United States Bankruptcy Code (or any successor statute). Any requirement of reasonable notice shall be met if such notice is personally served on or mailed, postage prepaid, to Pledgor in accordance with Section 10(c) hereof at least 10 days before the time of sale or other event giving rise to the requirement of such notice; provided however, no notification need be given to Pledgor if Pledgor has signed, after a Default has occurred, a statement renouncing any right to notification of sale or other intended disposition. Agent shall not be obligated to make any sale or other disposition of the Collateral regardless of notice having been given. Agent or a Lender may be the purchaser at any such sale or other disposition of the Collateral or any part thereof. Pledgor hereby waives all of its rights of redemption from any sale or other disposition of the Collateral or any part thereof. Subject to the provisions of applicable law, Agent may postpone or cause the postponement of the sale of all or any portion of the Collateral by announcement at the time and place of such sale, and such sale may, without further notice, be made at the time and place to which the sale was postponed or Agent may further postpone such sale by announcement made at such time and place.

     (c) The powers conferred upon the Agent hereunder are solely to protects its interest in the Collateral and shall not impose on it any duty to exercise such powers. The Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equivalent to that which the Agent accords its own property, consisting of similar type securities, it being understood, however, that the Agent shall have no responsibility for (i) ascertaining or taking any action with respect to calls, conversions, exchanges, maturities, tenders or other matters relating to any Collateral, whether or not the Agent has or is deemed to have knowledge of such matters, (ii) taking any necessary steps to preserve rights against any parties with respect to any Collateral, or
(iii) initiating any action to protect the Collateral against the possibility of a decline in market value. This Agreement constitutes an assignment of rights only and not an assignment of any duties or obligations of the Pledgor in any way related to the Collateral, and the Agent shall have no duty or obligation to discharge any such duty or obligation.

     (d) Failure by the Agent or a Lender to exercise any right, remedy or option under this Agreement or any other agreement between the Pledgor and the Agent or provided by law, or delay by the Agent in exercising the same, shall not operate as a waiver; and no waiver by the Agent shall be effective unless it is in writing and then only to the extent specifically stated. Neither the Agent nor any party acting as attorney for the Agent shall be liable for any acts or omissions or for any error of judgment or mistake of fact or law other than their gross negligence or willful misconduct. The rights and remedies of the Agent under this Agreement shall be cumulative and not exclusive of any other right or remedy which the Agent may have. For purposes of this Agreement, a Default shall be construed as continuing after its occurrence until the same is waived in writing by the Agent.

SECTION 5.     APPLICATION OF PROCEEDS OF SALE, ETC.

      Upon any exercise of remedies following a Default pursuant to Section 4, the proceeds of any sale or other disposition of, or any collection of or realization on, any of the Collateral, and any cash held by Agent as part of the Collateral hereunder, shall be applied by Agent for the benefit of the Lenders from time to time to pay:

            first: all costs, fees and expenses paid by Agent or which Agent has agreed to pay (including all amounts paid by Agent for the account of Pledgor or to Agent's agents brokers, outside counsel and consultants) in connection with the exercise, protection or enforcement of Agent's rights and remedies under this Agreement and in and to the Collateral, including any and all taxes, assessments, charges and encumbrances of every kind affecting the Collateral prior to the security interest created by this Agreement which Agent may consider necessary or desirable to pay;

            second: to the payment of the Obligations due the Agent and the Lenders under the Credit Agreement; and

            third: the excess, if any, shall be paid to Pledgor or to whomever is then legally entitled to receive the same.

SECTION 6.     DUTY OF PLEDGEE; EXERCISE OF RIGHTS AND REMEDIES.

      Agent shall have no duty as to the protection of any of the Collateral or any income with respect thereto, nor as to the preservation of rights against prior parties, nor as to the preservation of any rights pertaining to any of the Collateral beyond reasonable care in its custody. Upon Default, Agent may exercise its rights and remedies with respect to any of the Collateral without resort or regard to other security or sources of payment for the Pledgor's obligations.

SECTION 7.     TERMS SUBJECT TO APPLICABLE LAW.

      All rights, powers and remedies provided herein may be exercised only to the extent that the exercise thereof does not violate any applicable laws, and are intended to be limited to the extent necessary so that they will not render this Agreement invalid, unenforceable or entitled to be recorded, registered or filed under any applicable law. If any term of this Agreement or any application thereof shall be held to be invalid, illegal or unenforceable, the validity of any other terms of this Agreement or any other applications of such term shall in no way be affected thereby.

SECTION 8.     RELEASE OF COLLATERAL.

      On payment in full of all Obligations of Pledgor hereunder and all Obligations of Pledgor under the Credit Agreement, Agent shall promptly release its security interest in the Collateral. In addition, any Collateral distributed by the Pledgor pursuant to, and in compliance with, Section 7.10 of the Credit Agreement shall automatically be released from the security interest granted to the Agent hereunder, effective on the date of such distribution by the Pledgor.

SECTION 9.     SUBSTITUTION OF COLLATERAL.

      Pledgor may substitute cash or cash equivalents as Collateral in substitution for shares of the common stock of Sanderson Farms, Inc. as provided in the Credit Agreement, provided that the Loan to Value Ratio does not exceed 50% after giving effect to such substitution.

SECTION 10.    MISCELLANEOUS.

     (a) Waivers. No failure to exercise and no delay in exercising on the part of Agent or the Lenders, any right, power or remedy under this Agreement or the Credit Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The failure of Agent or the Lenders to insist upon the strict observance or enforcement of any provision of this Agreement or the Credit Agreement shall not be construed as a waiver or relinquishment of such provision. Any waiver of any right, power, remedy, term or condition contained herein shall only be effective if it is in writing and signed by Agent.

     (b) Survival of Agreements, etc. All representations, warranties, covenants and agreements made by Pledgor in this Agreement or in any instrument, document or certificate furnished hereunder or in connection herewith shall be deemed to have been relied upon by Agent, notwithstanding any investigation heretofore or hereafter made by Agent, and shall survive the delivery of this Agreement, the Collateral and the incurrence of any obligations.

     (c) Notices. Except as otherwise specified herein, all notices hereunder shall be in writing (including, without limitation, notice by telecopy) and shall be given to the relevant party at its address or telecopier number set forth on the signature page to this Agreement, or such other address or telecopier number as such party may hereafter specify by notice to the other given by United States certified or registered mail, by telecopy or by other telecommunication device capable of creating a written record of such notice and its receipt.

     (d) Amendments. This Agreement may only be amended by a writing executed by Pledgor and Agent.

     (e) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

     (f) Waiver of Jury Trial. PLEDGOR, AGENT AND THE LENDERS EACH WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS (a) UNDER THIS AGREEMENT, THE CREDIT AGREEMENT OR ANY RELATED AGREEMENT OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE CREDIT AGREEMENT OR (b) ARISING FROM ANY BANKING RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT OR THE CREDIT AGREEMENT, AND AGREE THAT ANY SUCH ACTION OR PROCEEDING WILL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

     (g) Further Assurances. Pledgor agrees to cooperate with Agent and to execute and deliver, or cause to be executed and delivered, all such other papers and to take all such other actions as Agent may reasonably request from time to time in order to carry out the provisions and purposes of this Agreement. Without limiting the foregoing, Pledgor agrees that all securities constituting Collateral shall at all times be in such form that Agent may sell, transfer, or otherwise dispose of same without any signature, action, or assistance from Pledgor; and Pledgor agrees to deliver to Agent the Collateral (whether pledged at inception by substitution or by addition) endorsed in blank and with executed stock powers or bond powers, as appropriate. Agent agrees not to sell or transfer any securities constituting Collateral in violation of applicable securities laws.

     (h) Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of Pledgor, the Lenders and Agent and their respective successors and assigns.

     (i) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which when taken together shall be deemed to constitute one and the same agreement.

     (j) Section Headings. The headings set forth in this Agreement are for convenience of reference only and shall not be deemed to define or limit the provisions hereof or to affect in any way their construction and application.

     (k) The Agent. In acting under or by virtue of this Agreement, the Agent shall be entitled to all the rights, authority, privileges and immunities provided in Section 10 of the Credit Agreement, all of which provisions of said
Section 10 are incorporated by reference herein with the same force and effect as if set forth herein in their entirety. The Agent hereby disclaims any representation or warranty to the Lenders or any other holders of the Obligations concerning the perfection of the liens and security interests granted hereunder or in the value of any of the Collateral.

     (l) Enforcement Rights. No Lender shall have the right to institute any suit, action or proceeding in equity or at law for the foreclosure or other realization upon any Collateral subject to this Agreement or for the execution of any trust or power hereof or for the appointment of a receiver, or for the enforcement of any other remedy under or upon this Agreement; it being understood and intended that no one or more of the Lenders shall have any right in any manner whatsoever to affect, disturb or prejudice the lien and security interest of this Agreement by its or their action or to enforce any right hereunder, and that all proceedings at law or in equity shall be instituted, had and maintained by the Agent in the manner herein provided for the benefit of the Lenders.

      IN WITNESS WHEREOF, Pledgor has executed and delivered this Agreement on the date first above written.




                                       /s/Joe Franklin Sanderson, Jr.
                                       JOE FRANKLIN SANDERSON, JR., AS
                                       CO-EXECUTOR OF THE ESTATE OF JOE
                                       FRANKLIN SANDERSON, DECEASED, AND NOT
                                       IN HIS INDIVIDUAL CAPACITY



                                       /s/William Ramon Sanderson
                                       WILLIAM RAMON SANDERSON, AS
                                       CO-EXECUTOR OF THE ESTATE OF JOE
                                       FRANKLIN SANDERSON, DECEASED, AND NOT
                                       IN HIS INDIVIDUAL CAPACITY

                                       Address: 225 North 13th Avenue
                                                Laurel, Mississippi 39440
                                                Telephone: 601-649-4030
                                                Telecopier:601-426-1461

      Accepted and Agreed to as of the date first written above.

                                       HARRIS TRUST AND SAVINGS BANK, as
                                          Agent as aforesaid for the Lenders


                                       By_____________________________________
                                         Its Vice President

                                       Address: 111 West Monroe Street
                                                Chicago, Illinois 60690
                                                Telephone:  312-461-4694
                                                Telecopier: 312-765-8095
                                       Attention:  Agribusiness Division

                                  SCHEDULE A


      ISSUER              CLASS      NUMBER OF SHARES      CERTIFICATE NUMBERS

 Sanderson Farms, Inc.   Common          3,164,000         DTC Registered
 Sanderson Farms, Inc.   Common           65,672              SFC10057

                                  SCHEDULE B

                               PLEDGE AMENDMENT

      This Pledge Amendment,  dated ____________,  20__ is delivered pursuant to
Section 1 of the Pledge Agreement referred to below. The undersigned hereby agrees that this Pledge Amendment may be attached to that certain Pledge Agreement, dated as of March 21, 2000, by the undersigned, as Pledgor, to Harris Trust and Savings Bank, acting as Agent thereunder for the Lenders, and that the Collateral listed on this Pledge Amendment shall be and become a part of the Collateral referred to in said Pledge Agreement and shall secure all of the Obligations referred to in said Pledge Agreement.



Dated:  ______________, 20___



                                           -----------------------------------
                                           Joe Franklin Sanderson, Jr., as
                                           co-executor of the Estate of Joe
                                           Franklin Sanderson, deceased, and
                                           not in hisindividual capacity


                                          ------------------------------------
                                          William Ramon Sanderson, as
                                          co-executor  of the Estate of Joe
                                          Franklin Sanderson,  deceased, and
                                          not in his individual capacity








                          DESCRIPTION OF COLLATERAL


 Issuer           Class           Number of Shares         Certificate Numbers

                               ACKNOWLEDGEMENT


      The undersigned, Harris Trust and Savings Bank, acting as agent hereunder for the Lenders, hereby acknowledges receipt of the foregoing Pledge Agreement and further acknowledges the security interest granted in the securities held in Custody Account #________________.



Dated as of __________, 2000.


                                       HARRIS TRUST AND SAVINGS BANK, as
                                          Agent as aforesaid for the Lenders


                                       By:____________________________________
                                          Its   Vice President